Exhibit 99.1

Q3	2022

Management’s Discussion and Analysis

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and nine months ended September 30, 2022 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2021 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to November 7, 2022 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights

Record Operating Results

Another record quarter in terms of Revenue and Attributable Gold Equivalent ounces1.

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Record revenue for the three and nine months ended September 30, 2022 was $39.0 million and $110.3 million, respectively, compared with $27.6 million and $85.0 million for the comparable periods in 2021.

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Record Attributable Gold Equivalent ounces[1] (as defined hereinafter), for the three and nine months ended September 30, 2022 were 22,606 ounces and 60,623 ounces, respectively, compared with 15,514 ounces and 50,962 ounces for the comparable periods in 2021.

•	Net income for the three and nine months ended September 30, 2022 was $31.7 million and $80.5 million, respectively, compared with $6.6 million and $20.2 million for the comparable periods in 2021.

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Cash flows from operating activities, excluding changes in non-cash working capital[1], for the three and nine months ended September 30, 2022 were $31.3 million and $79.9 million, respectively, compared with $20.8 million and $61.4 million for the comparable periods in 2021.

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Cost of sales, excluding depletion, for the three and nine months ended September 30, 2022 were $7.3 million and $17.9 million, respectively, compared with $3.7 million and $13.1 million for the comparable periods in 2021.

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Average cash costs[1] for the three and nine months ended September 30, 2022 of $323 and $295 per Attributable Gold Equivalent ounce[1], respectively, compared with $238 and $258 per Attributable Gold Equivalent ounce[1] for the comparable periods in 2021.

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Cash operating margins[1] for the three and nine months ended September 30, 2022 were $1,383 and $1,517 per Attributable Gold Equivalent ounce[1], respectively, compared with $1,541 and $1,526 per Attributable Gold Equivalent ounce[1] for the comparable periods in 2021.

1	Refer to section on non-IFRS and other measures of this MD&A.

Closing Of Transformative Acquisitions

The Nomad and BaseCore acquisitions propel the Company forward in both size and scale while solidifying Sandstorm’s position amongst its peers as the go-to mid-tier streaming and royalty company.

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In July 2022, the Company closed its previously announced agreement to acquire nine royalties and one stream from BaseCore Metals LP. The royalty package includes exposure to high quality, long-life assets of which three are on currently producing interests.

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In August 2022, the Company closed its previously announced agreement to acquire all of the issued and outstanding common shares of Nomad. Nomad is a high-growth precious metals-focused royalty company with a portfolio of 20 royalty and stream assets, of which seven are on currently producing mines. Through the Nomad acquisition, Sandstorm adds several high-quality and low-cost assets. With several assets in active development, Nomad’s portfolio adds meaningful increases to Sandstorm’s production in both the near and long-term.

•	Key highlights of the transactions include:

o	Considerable upsize to Sandstorm’s scale: The transactions are expected to substantially increase the Company’s scale and size.

o

Precious metals focused with exceptional assets: The addition of several high quality and low-cost assets fortifies Sandstorm’s focus on gold, silver, and copper exposure. By 2025, Sandstorm’s revenue is expected to be nearly 90% from precious metals.

o

Significant growth: Sandstorm expects its production to grow more than 85% between 2022 and 2025. The transactions add several development stage assets contributing to this growth including Greenstone and Platreef.

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Portfolio diversification: Sandstorm’s resulting portfolio totals 250 streams and royalties, of which 39 of the underlying assets are cash-flowing with no asset contributing more than 15% to the Company’s consensus net asset value.

o	Increase to long-term guidance: The transactions significantly increase Sandstorm’s long-term production guidance by approximately 50%.

o

Strengthening Sandstorm’s partnership with Horizon Copper: Furthering Sandstorm’s strategy to acquire precious metal streams on high-quality copper assets, Sandstorm plans on selling a portion of the Antamina NPI to Horizon and retaining a silver stream, adding diversification and size to Horizon’s growing copper portfolio, while increasing Sandstorm’s precious metal exposure.

1	Refer to section on non-IFRS and other measures of this MD&A.

Horizon Copper

Horizon becomes key strategic partner with multiple high-quality assets.

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In August 2022, the Company closed a component of its arrangement with Horizon Copper to spin out a number of its assets and retain precious metal streams along with a portion of debt and equity interest in Horizon. These transactions further reposition Sandstorm as a pure-play precious metals royalty and streaming company.

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Horizon Copper’s business intent is to become an aggressive consolidator of quality copper assets. Horizon Copper’s newly formed portfolio will have exposure to multiple high-quality and low-cost copper assets. Key transaction highlights include:

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Hod Maden and Entrée Resources: In consideration for transferring Sandstorm’s 30% interest in Hod Maden and its equity interest in Entrée Resources, Sandstorm received a flagship Gold Stream on Hod Maden and a portion of debt and equity in Horizon Copper.

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Antamina: Sandstorm has entered into an agreement with Horizon Copper to sell a portion of the Antamina copper royalty acquired in the BaseCore acquisition and in consideration will receive a combination of a silver stream, debt, equity, and cash.

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Horizon Copper is positioned as a competitive copper company with a portfolio of high-quality cash-flowing and development stage copper assets. This transformative transaction provides Horizon Copper with the size and scale required to grow and diversify the company, further strengthening the strategic partnership opportunities with Sandstorm.

Financing and Other

Upsized credit facility, dividends and financing.

•	In August 2022, Sandstorm amended its revolving credit agreement allowing the Company to borrow up to $625 million. The facility maintains its sustainability-linked performance targets.

•	In September 2022, the Company declared its fourth dividend of CAD0.02 per share, which was paid on October 28, 2022.

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On October 4, 2022, the Company completed an equity financing for aggregate gross proceeds of $92.1 million. Upon closing of the financing, the majority of the net proceeds were used to reduce amounts drawn under the Company’s revolving credit facility.

Overview

Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity (“Gold Equivalent” as further defined herein)1 production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 250 Streams and royalties, of which 39 of the underlying mines are producing.

1	Refer to section on non-IFRS and other measures of this MD&A.

Outlook

Based on the Company’s existing Streams and royalties, Attributable Gold Equivalent ounces (individually and collectively referred to as “Attributable Gold Equivalent”)1 are forecasted to be between 80,000–85,000 ounces in 2022. The Company is forecasting Attributable Gold Equivalent production to be over 150,000 ounces in 2025.

1	Refer to section on non-IFRS and other measures of this MD&A

Recently Closed Transactions

Nomad Royalty Company

On August 15, 2022, the Company closed its previously announced acquisition of Nomad Royalty Company Ltd. (“Nomad”) whereby Sandstorm agreed to acquire all of the issued and outstanding common shares of Nomad pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Nomad Acquisition”). Pursuant to the terms of the Nomad Acquisition, Sandstorm issued 74.4 million common shares of the Company to former Nomad shareholders equal to an exchange ratio of 1.21 Sandstorm common shares for each Nomad common share held.

Nomad is a high-growth precious metals-focused royalty company with a portfolio of 20 royalty and stream assets, of which seven are on currently producing mines. Through the Nomad Acquisition, Sandstorm added several high-quality and low-cost assets. With several assets in active development, Nomad’s portfolio adds meaningful increases to Sandstorm’s production in both the near and long-term. Nomad’s portfolio further diversifies Sandstorm’s portfolio while increasing exposure to gold and silver. Sandstorm expects Nomad’s production to grow to over 35,000 Attributable Gold Equivalent ounces1 by 2025.

1	Refer to section on non-IFRS and other measures of this MD&A

BaseCore Royalty Package

On July 11, 2022, the Company acquired nine royalties and one stream from BaseCore Metals LP (“BaseCore”) for $425 million in cash and approximately 13.5 million common shares of Sandstorm (the “BaseCore Transaction”). The royalty package includes exposure to high quality, long-life assets of which three are on currently producing assets. The addition of these royalties will contribute meaningful immediate and long-term growth to the Company’s portfolio and help position Sandstorm as the go-to mid-tier royalty company.

Horizon Copper

In August 2022, the Company closed a portion of its previously announced transaction with Horizon Copper Corp. (“Horizon” or “Horizon Copper”). The transactions, which are a continuation of the definitive agreements signed in July 2022, further advance Sandstorm’s position as a pure-play precious metals streaming and royalty company. Additionally, Horizon Copper is positioned as a competitive copper company with a portfolio of high-quality cash-flowing and development stage copper assets. Key highlights of the transaction include:

HOD MADEN AND ENTRÉE RESOURCES

In consideration for Sandstorm’s 30% interest in Hod Maden, its equity interest in Entrée Resources Ltd. (“Entrée” or “Entrée Resources”) and the contribution of $10 million in cash, Sandstorm received a flagship Gold Stream on Hod Maden, a $95 million debenture and an equity interest in Horizon Copper. With the closing of the transaction, Sandstorm intends to unlock additional value in Hod Maden through the re-rating of the asset as a Gold Stream in its portfolio. Highlights include:

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Gold Stream: Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

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Debenture: The debenture is expected to bear an interest rate of SOFR plus 2% over a 10-year term, with a 3-year interest holiday. Principal repayments begin once Horizon Copper begins receiving cash flows from its 30% interest in the Hod Maden project. Prepayment of the debenture can occur at any time prior to maturity without penalty. Under the terms of the debenture, certain additional principal amounts may be made available under limited circumstances.

Upon closing of this part of the transaction, Sandstorm’s equity position on a fully diluted basis was greater than 20%. As a result of the ownership position, the Company concluded that it has significant influence over Horizon and as such, it is accounted for under the equity method. As at September 30, 2022, this position represents approximately 34% of the common shares of Horizon on a non-diluted basis. The initial cost of the associate includes the fair value of the common shares held. The Company records its share of Horizon’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.

ANTAMINA NPI

In July 2022, Sandstorm entered into an agreement with Horizon Copper to sell a portion of the Antamina copper royalty acquired in the BaseCore acquisition and in consideration receive a combination of a silver stream, debt, equity, and cash (“Horizon Antamina Agreement”). The full consideration that Horizon will issue to Sandstorm under the agreement includes:

•	1.66% Antamina Silver Stream: Sandstorm will receive 1.66% of silver based on production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price.

•	0.55% Antamina Royalty: Sandstorm will retain approximately one-third of the Antamina net profits interest (“NPI”), paid net of the Antamina silver stream servicing commitments.

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Debenture and Cash Payment: Sandstorm will be issued a debenture of between $105 million to $150 million (dependent on size of equity raise). The debenture is expected to bear an interest rate of approximately 3% over a 10-year term. Principal repayments are subject to a 100% cash sweep of the excess cash flow Horizon receives from the 1.66% Antamina NPI after the Antamina silver stream and Antamina residual royalty obligations are paid. Prepayment of the debenture can occur at any time prior to maturity without penalty. Horizon will also raise $20 million–$50 million by way of a financing, which will then be payable to Sandstorm on closing of the Horizon Antamina Agreement.

•	Horizon Copper Shares: Sandstorm will be issued sufficient Horizon Copper shares to maintain its 34% equity interest.

The Horizon Antamina Agreement, which is subject to the completion of the financing described above, is expected to close in the fourth quarter of 2022.

Horizon Copper’s business intent is to actively grow its existing portfolio of assets, with a focus on copper assets. The two companies may partner together whereby Sandstorm purchases streams on the precious metal by-products from the base metal project acquisitions made by Horizon. This transformative transaction provides Horizon Copper with the size and scale required to grow and diversify the company, further strengthening the strategic partnership opportunities with Sandstorm.

Sandbox Royalties

In June 2022, Equinox Gold Corp. (“Equinox Gold”) and Sandstorm each closed their previously announced purchase and sale agreements with Sandbox Royalties Corp. (“Sandbox”) whereby Sandbox acquired a portfolio of royalties from both Equinox Gold and Sandstorm. Under the terms of the agreement, Sandstorm received total consideration of $65 million composed of 34 million common shares of Sandbox at a price of CAD0.70 per share, a $15 million cash payment and a $31.4 million 10-year secured convertible promissory note. A gain of $22.7 million was recognized by Sandstorm on disposal of its royalties.

As a result of this transaction, Sandstorm’s position of Sandbox, on a fully diluted basis is greater than 20%. As a result of this ownership position, the Company concluded that it has significant influence over Sandbox and as such, it is accounted for under the equity method. As at September 30, 2022, this position represents approximately 20.1% of the common shares of Sandbox on a non-diluted basis. The initial cost of the associate includes the fair value of the common shares held. The Company records its share of Sandbox’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.

Sandbox will have exposure to a range of resource royalties including gold, silver, copper, zinc, graphite and uranium, immediate cash flow from producing royalties and significant leverage to strengthening metal prices and resource growth. Sandstorm and Equinox Gold both hold significant equity positions in Sandbox, providing the opportunity to participate in and facilitate the future growth of Sandbox.

Key Producing Assets

Yamana Silver Stream

Yamana Gold Inc.

The Company has a silver stream on Yamana Gold Inc.’s (“Yamana”) gold-silver Cerro Moro mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

Based on the cumulative ounces of silver purchased to-date, the Company’s current silver entitlement is 20%.

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.

Chapada Copper Stream

Lundin Mining Corporation

The Company has a copper stream on Lundin Mining Corporation’s (“Lundin Mining”) open pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Lundin Mining copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.	4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then

ii.	3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then

iii.	1.5% of the copper produced thereafter, for the life of the mine.

Based on the cumulative pounds of copper purchased to-date, the Company’s current copper entitlement is 4.2%.

Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes (“Mt”) of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050. For more information, visit the Lundin Mining website at www.lundinmining.com.

Antamina NPI

Compañia Minera Antamina S.A.

Antamina is an open-pit copper mine located in the Andes Mountain range of Peru, 270 kilometres north of Lima (“Antamina” or the “Antamina Mine”). It is the world’s third-largest copper mine on a copper equivalent (“CuEq”) basis, producing approximately 560,000 CuEq tonnes per annum. Antamina has been in consistent production since 2001, including a throughput expansion completed in 2012 to the mine’s current operating capacity of 145,000 tonnes per day. In addition to copper, Antamina is also a significant zinc and silver producer. The mine is operated by Compañia Minera Antamina S.A., a top-tier operator jointly owned by the subsidiaries of major stakeholders BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck Resources Limited (22.5%), and Mitsubishi Corporation (10%).

Antamina contains Resources that support a multi-decade mine life producing high-grade copper. The mine’s Measured and Indicated Minerals Resources, inclusive of Reserves, total 925 tonnes at 0.87% copper, 0.69% zinc, and 11 grams per tonne silver. Mineral Reserves total 336 metric tonnes at 0.94% copper, 0.81% zinc and 10 grams per tonne silver, which are constrained by current tailings capacity. Reserves are expected to be expanded once additional tailings capacity is confirmed. Both Mineral Reserves and Resources are effective as of December 31, 2021 (cut-off grade unavailable). Sandstorm expects that significant resource conversion is likely as Antamina completes its studies on additional tailings capacity. Several Pre-Feasibility level tailings studies are underway focused on potential long-term solutions.

Since 2006, the 1.66% NPI has paid between $7–$42 million per year, with an average annual payment of approximately $19 million; the 2021 NPI payment was approximately $42 million. The asset operates in the first cost quartile of copper mines. The NPI is paid by a Canadian affiliate of Teck Resources Limited (“Teck”) and is guaranteed by Teck.

As described earlier and subject to the sale of the Antamina NPI to Horizon Copper, Sandstorm will receive 1.66% of silver based on production from the Antamina Mine with ongoing payments equal to 2.5% of the silver spot price. In addition, Sandstorm will retain a 0.55% Antamina NPI (paid net of the Antamina silver stream servicing commitments).

Vale Royalties

Vale S.A.

Sandstorm holds a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,564 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is as follows:

Copper and Gold

•	0.03% net sales royalty on the Sossego copper-gold mine; and

•	0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.

Iron Ore

•	0.05% net sales royalty on iron ore sales from the Northern System; and

•	0.05% net sales royalty on iron ore sales from a portion of the Southeastern System (subject to certain thresholds described below).

Other

•	0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.

Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 15% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.

NORTHERN SYSTEM

The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. In 2020, the Northern System produced 192 Mt of iron ore. Production capacity was 206 Mt at the end of 2020. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a number of additional growth projects at the pre-feasibility or definitive feasibility study level which could enhance production from Sandstorm’s royalty grounds.

Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Mining at Serra Leste and Serra Sul began production in 2014 and 2016, respectively and both systems are expected to produce beyond the mid-2050s.

SOUTHEASTERN SYSTEM

The Southeastern System is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2024 or 2025. Sandstorm estimates that approximately 70% of iron sales from the Southeastern System are covered by the Vale Royalties.

Blyvoor Gold Stream

Blyvoor Gold (Pty) Ltd.

The Company has a Gold Stream on Blyvoor Gold (Pty) Ltd.’s underground Blyvoor gold mine located on the Witwatersrand gold belt, South Africa (“Blyvoor” or the “Blyvoor Mine”). Under the terms of the Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivered Threshold”), Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the agreement, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered.

The Blyvoor Mine, which commenced production in 1942, is situated in a prolific gold mining area within the Carletonville Goldfield. The region hosts a number of well-established gold mines and is well serviced by all amenities. The mine is located approximately 14 kilometres from the town of Carletonville, Gauteng Province, and about 80 kilometres from Johannesburg, a major metropolitan centre. In June 2021, an updated National Instrument 43-101 Technical Report was filed on the Blyvoor Mine outlining a 22-year mine life with 5.5 million ounces of gold in Proven and Probable Mineral Reserves (18.84 million tonnes at 9.09 grams per tonne gold) and 11.37 million ounces of gold in Measured and Indicated Mineral Resources (50.08 million tonnes at 7.06 grams per tonne gold) inclusive of Mineral Reserves (cut-off grade of 479 centimetre-grams per tonne and 117 centimetre-gram per tonne, respectively). The current processing plant has a capacity of 1,300 tonnes per day.

Based on Sandstorm’s review of current operating plans at Blyvoor, the Company is budgeting for long-term production rates of 60,000 to 80,000 ounces of gold per annum, based on conventional mining methods.

Other Producing Assets

Houndé Royalty

Endeavour Mining Corporation

The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).

The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. The Houndé Tenements host a Proven and Probable Mineral Reserve containing 2.1 million ounces of gold within 39.2 million tonnes of ore with an average grade of 1.7 grams per tonne gold. This Reserve is based on an economic cut-off grade of 0.5 grams per tonne gold. The Reserve Estimate is effective as of December 31, 2019 and includes the Vindaloo deposit, Kari West, stockpiles and the Bouéré deposit.

Houndé is an open pit gold mine with a 4.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant. Endeavour announced an updated Inclusive Resource on November 12, 2020, which includes 3.3 million ounces of Measured and Indicated Resources contained in 61.6 million tonnes of ore with an average grade of 1.75 grams per tonne gold and 0.45 million ounces of Inferred Resources contained in 7.6 million tonnes of ore with an average grade of 1.9 grams per tonne gold at the Vindaloo, Kari Center, Kari Gap, Kari South, Kari West, Bouéré and stockpile areas combined, all of which are included within the Houndé Tenements (based on a 0.5 grams per tonne cut-off grade). On January 17, 2022, Endeavour announced Mineral Resource additions at Kari Center-Gap-South of 262,000 ounces of Measured and Indicated Resources contained in 18.9 million tonnes of ore with an average grade of 1.28 grams per tonne gold and at Vindaloo South of 11,000 ounces of Indicated Resources contained in 0.2 million tonnes of ore with an average grade of 1.41 grams per tonne gold (based on a 0.5 grams per tonne gold cut-off grade). See www.endeavourmining.com for more information.

Aurizona Gold Royalty

Equinox Gold Corp.

The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold’s open pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”) which achieved commercial production in 2019. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox Gold’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox Gold can purchase one-half of the greenfields NSR for a cash payment of $10 million.

On September 20, 2021, Equinox Gold announced a positive Pre-Feasibility Study for an expansion to the Aurizona mine through the development of an underground mine which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR. The assessment outlines total production of 1.5 million ounces of gold over an 11-year mine life and includes estimated Proven and Probable Mineral Reserves of 1.66 million ounces of gold (contained in 32.3 million tonnes at 1.6 grams per tonne gold with a cut-off grade of 0.35–0.47 grams per tonne for open-pit and 1.8 grams per tonne gold for underground) with an expected average annual production of 137,000 ounces. The Pre-Feasibility Study also includes an updated Mineral Resource estimate whereby the total Measured and Indicated Resources (exclusive of reserves) increased to an estimated 868,000 ounces contained in 18.1 million tonnes at 1.5 grams per tonne gold (cut-off grade of 0.3 grams per tonne for open pit and 1.0 grams per tonne for underground resources). For more information refer to www.equinoxgold.com.

Fruta del Norte Royalty

Lundin Gold Inc.

The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold mine located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”), which commenced commercial production in February 2020.

The royalty covers approximately 646 square kilometres, including all 29 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.24 million ounces of gold in 20.3 million tonnes of ore with an average grade of 8.03 grams per tonne, as of December 31, 2020, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 3.8 grams per tonne and 4.4 grams per tonne depending on mining method).

In 2021, Lundin Gold commenced an 11,000-metre drill program at Barbasco and Puente Princesa. Both targets are located south of Fruta del Norte within the same geological structure known as the Suarez Pull-Apart Basin and are located within the area of interest of the Company’s royalty. Lundin Gold announced that it had completed a plant expansion which increased the mill’s throughput from 3,500 tonnes per day to 4,200 tonnes per day.

Caserones Royalty

JX Nippon Mining and Metals Corporation

The Company holds an effective 0.63% NSR royalty (at copper prices above $1.25 per pound) on the production from the Caserones open-pit mine located in the Atacama region of Chile (the “Caserones Mine”), owned and operated by SCM Minera Lumina Copper Chile SpA, which is indirectly owned by JX Nippon Mining & Metals Corporation (“JX Nippon”).

The Caserones Mine has over five years of operational history. In 2020, the Caserones Mine produced 127,000 tonnes of copper and 2,453 tonnes of molybdenum. The mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure and is expected to produce significant volumes of copper and molybdenum over the long-term.

Santa Elena Gold Stream

First Majestic Silver Corp.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.’s (“First Majestic”) open pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $473 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014. On November 24, 2021, First Majestic released an updated Technical Report for the Santa Elena Mine. The updated mine plan incorporates production from both the Santa Elena Mine and the nearby Ermitaño project, the latter of which is not subject to the Company’s Gold Stream.

Mercedes Precious Metal Streams

Bear Creek Mining Corporation

The Company holds a silver and gold stream on Bear Creek Mining Corporation’s (“Bear Creek”) producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”).

Gold Stream: In April 2022, the Company closed its previously announced $60 million financing package with Bear Creek to facilitate Bear Creek’s acquisition of the Mercedes Mine from Equinox Gold. The financing package included a $37.5 million Gold Stream on the Mercedes Mine and a $22.5 million convertible debenture.

Under the terms of the Gold Stream, beginning in April 2022, Sandstorm agreed to purchase 25,200 ounces of gold over a 3.5 year period (the “Fixed Delivery Term”) and thereafter 4.4% of the gold produced from Mercedes Mine. During the Fixed Delivery Term, Sandstorm will make ongoing per ounce cash payment equal to 7.5% of the spot price of the gold. After the receipt of the fixed deliveries, the ongoing per ounce cash payment will increase to 25% of the spot price of the gold. In addition and as part of the Nomad acquisition, the Company is entitled to receive without any additional cash payment 1,000 gold ounces quarterly through the third quarter of 2023.

The $22.5 million convertible debenture bears an interest rate of 6% per annum and has a term of three years.

Silver Stream: As part of the Nomad acquisition, the Company also acquired a silver Stream entitling it to receive 75,000 silver ounces per quarter until 1.2 million ounces have been delivered; after which, Sandstorm is entitled to receive 100% of the silver production from Mercedes until an additional 1,200,000 ounces have been delivered, after which the entitlement declines to 30%. The deliveries under the stream are subject to ongoing per ounce cash payments of 20% of the spot price of silver.

The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces of gold. The Mercedes’ mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years. Proven and Probable Reserves as of December 2020 totaled 2.6 million tonnes grading 3.9 grams per tonne gold and 29.2 grams per tonne silver, containing 325,000 ounces of gold and 2.45 million ounces of silver (based on a 2.1 grams per tonne gold cut-off grade, except Diluvio which is based on a 2.0 grams per tonne gold cut-off grade). Mercedes has a strong track record of reserve replacement.

Vatukoula Gold Stream

Vatukoula Gold Mines PTE Limited

In November 2022 and in consideration for $15.9 million, Sandstorm agreed to decrease the deliveries owed under the gold purchase agreement by approximately 45%. Accordingly, under the amended Gold Stream, the Company has agreed to purchase 11,022 ounces of gold over a 4.5-year period beginning in January 2023 (the “Fixed Delivery Period”) and thereafter 1.2%–1.4% of the gold produced from Vatukoula Gold Mines PTE Limited’s (“VGML”) underground gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of the gold. In addition to the Gold Stream, Sandstorm holds an effective 0.21% NSR on certain prospecting licenses plus a five-kilometre area of interest.

Beginning in January 2023, during the first year of the Fixed Delivery Period, Sandstorm will receive 1,320 ounces of gold, increasing to 2,772 ounces of gold per year during the final 3.5 years of the Fixed Delivery Period. After which, Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine.

The Vatukoula Mine has produced more than seven million ounces of gold over the last 85 years. Since 2013, annual mine production has averaged 30,000–40,000 ounces per year.

Relief Canyon Gold Stream

Americas Gold and Silver Corporation

The Company has a precious metal stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period which began in the second quarter of 2020 (the “Fixed Deliveries”). After receipt of the Fixed Deliveries, the Company has agreed to purchase 4% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

Americas Gold may elect to reduce the 4% Stream and NSR on the Relief Canyon mine by delivering 4,000 ounces of gold to Sandstorm (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4% Stream will decrease to 2% and the NSR will decrease to 1%.

In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. Since then, the ramp up of operations has been challenging and the operation has proceeded with run-of-mine heap leaching with continued efforts to resolve metallurgical challenges. The mine is located in Nevada, U.S.A. at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.

Diavik Diamond Royalty

Rio Tinto PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is owned and operated by Rio Tinto PLC (“Rio Tinto”).

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003 and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). In the fourth quarter of 2018, Rio Tinto announced that it had achieved commercial production at its fourth open pit diamond pipe (A21).

Black Fox Gold Stream

McEwen Mining Inc.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $577 and the spot price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen continues to invest in an exploration program which includes surface and underground drilling. For more information refer to www.mcewenmining.com.

Bonikro Gold Stream

Allied Gold Corp.

The Company has a Gold Stream on Allied Gold Corp.’s (“Allied”) Bonikro gold mine located mine located in Cotê d’Ivoire (“Bonikro” or the “Bonikro Mine”). Under the terms of the Gold Stream, Allied will deliver 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 ounces of gold have been delivered, then 2% thereafter. Under the agreement, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered.

The Bonikro Mine is a producing gold-silver mine located approximately 67 kilometres south of Yamassoukro, the political capital of Côte d’Ivoire, and approximately 240 kilometres northwest from Abidjan, the commercial capital of the country. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro carbon-in-leach plant since 2008 with over 1.0 million ounces having been produced.

CEZinc Stream

Noranda Income Fund

The Company has a zinc Stream to purchase 1.0% of the zinc processed at Canadian Electrolytic Zinc smelter located in Quebec, Canada (“CEZinc”) until the later of June 30, 2030 or delivery of 68,000,000 pounds zinc, for ongoing per pound cash payments of 20% of the spot price of zinc. The smelter is operated by Noranda Income Fund (“NIF”) and jointly owned by NIF and a wholly-owned subsidiary of Glencore Canada Corporation.

CEZinc is situated on the St. Lawrence Seaway along major transportation networks that connect the processing facility to its end markets in the United States and Canada. The required permits from the government of Quebec have been received. NIF is currently undergoing an initial 4-6 week cellhouse maintenance shutdown to proactively repair numerous cells and conduct a cell-by-cell integrity assessment, with these efforts expected to stabilize near-term operating conditions. Longer-term, NIF is evaluating opportunities to replace all cells in the cellhouse to further stabilize and improve operating conditions.

Gualcamayo Royalty

Mineros S.A.

The Company has several royalties on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Mineros S.A. (“Mineros”). The Gualcamayo Mine is an open pit, heap leach operation. Mineros is a Latin American gold producer with operations in Argentina, Colombia, and Nicaragua. The Company holds the following royalties and contractual interests associated with the property: (i) a 1% NSR on the Gualcamayo Mine; (ii) a 2% NSR based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-deep carbonates component of the mine from December 14, 2018; (iii) 1.5% NSR on production from the deep carbonates project, and (iv) a $30 million milestone payment due on commencement of commercial production from the deep carbonates project.

Highland Valley Copper

Teck Resources Ltd.

The Company holds a 0.5% NPI on the Highland Valley Copper operations (“HVC”) located in British Columbia, Canada and owned and operated by Teck. HVC has been in production since 1962 and produces both copper and molybdenum concentrates. Copper production in 2022 is anticipated to be between 127,000–133,000 tonnes. Teck has guided for 2023 to 2025 copper production of 110,000-170,000 tonnes per year, with 2023 expected to be at the lower end of the range followed by increased production in 2024 and 2025. Teck continues to evaluate the Highland Valley Copper 2040 Project, which would extend the mine life to at least 2040, through an extension of the existing site infrastructure.

Karma Gold Stream

Néré Mining

The Company has a Gold Stream which entitles it to purchase 1.625% of the gold produced from the open pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of gold. The Gold Stream is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively.

Bracemac-McLeod Royalty

Glencore PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore PLC (“Glencore”).

The Bracemac-McLeod Mine is a high-grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over 50 years with 10 previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine is currently in the process of winding down operations.

Thunder Creek Royalty

Pan American Silver Corp.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties (“Thunder Creek” or the “Thunder Creek Mine”) which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Pan American Silver Corp. Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Mine Waste Solutions Royalty

Harmony Gold Mining Company Limited

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by Harmony Gold Mining Company Limited. MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

HM Claim

Agnico Eagle Mines Limited

The Company has a 2% NSR on a part of the Macassa mine complex located in Kirkland Lake, Ontario, Canada (“HM Claim”), which is owned and operated by Agnico Eagle Mines Limited. The Kirkland Lake mining camp has been a prolific gold producer since mining began there in 1914. The HM Claim is an area that hosts the easterly extension of the south mine complex and is located southeast of the #2 shaft at the Macassa mine.

Triangle Zone

Eldorado Gold Corp.

The Company has a 2% NSR on a part of the Triangle zone located within the Lamaque gold project located in Quebec, Canada (“Triangle Zone”), which is owned and operated by Eldorado Gold Corp. (“Eldorado”). The Triangle Zone is an Archean greenstone-hosted orogenic lode gold deposit and the royalty covers a portion of the Triangle Zone’s reserves and resources. Eldorado achieved commercial production in March 2019.

Emigrant Springs Royalty

Newmont Corporation

The Company has a 1.5% NSR, payable by Newmont Corporation (“Newmont”), on a portion of the Emigrant Springs gold mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. The Emigrant Springs Mine is owned by Nevada Gold Mines LLC which is a joint venture owned 61.5% by Barrick Gold Corp (“Barrick”) and 38.5% by Newmont and operated by Barrick. The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

Development Assets

Hod Maden Gold Stream

Horizon Copper Corp.

The Company has a Gold Stream, payable by Horizon Copper, on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Turkey (the “Hod Maden Project” or “Hod Maden”). The project is operated and 70% owned by a Turkish company, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), while the remaining 30% interest is held by Horizon Copper. Lidya is a strong local operator with experience exploring, developing, permitting, and operating projects in Turkey. Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently involved in several projects in Turkey including a partnership with SSR Mining Inc. on the producing Çöpler mine. Under the terms of the Hod Maden Gold Stream, Sandstorm has agreed to purchase 20% of all gold produced from Hod Maden (on a 100% basis) for ongoing per ounce cash payments equal to 50% of the spot price of gold until 405,000 ounces of gold are delivered. Sandstorm will then receive 12% of the gold produced for the life of the mine for ongoing per ounce cash payments equal to 60% of the spot price of gold. In addition to the Gold Stream, Sandstorm also holds a 2% NSR on Hod Maden.

In November 2021, a Feasibility Study was released. The results demonstrate a Proven and Probable Mineral Reserve of 2.5 million ounces of gold and 129,000 tonnes of copper being mined over a 13-year mine life (8.7 million tonnes at 8.8 grams per tonne gold and 1.5% copper or 11.1 grams per tonne gold equivalent using a breakeven cut-off value of $82 per tonne and incremental cut-off values of $63 per tonne for stopes and $40 per tonne for development). The study projects a pre-tax net present value (5% discount rate) of $1.3 billion and an internal rate of return of 41%. It is estimated that gold will be produced at an all-in sustaining cost on a by-product basis1 of $334 per ounce. For more information refer to www.horizoncopper.com.

With the approval of the Environmental Impact Assessment, the release of the Feasibility Study and the receipt of all major permits (with the award of the final permit from the Ministry of Forestry in 2022), Hod Maden moved into the next stage of development including securing project debt financing and initiating long-lead construction items. Lidya has commenced two out of four planned early works projects at site. The access road and pad preparation for the electrical substation is almost complete and the road upgrades in the Salicor Valley to the north are well underway. Once installed, the electrical substation will tie to the existing overhead high-voltage lines. Other early works projects that are permitted and set to begin are the access road upgrade and tunnel to the North Valley.

1	Refer to section on non-IFRS and other measures of this MD&A.

Platreef Gold Stream

Ivanhoe Mines Ltd.

The Company has a Gold Stream on the Platreef project located in South Africa (“Platreef”), which is majority owned and operated by Ivanhoe Mines Ltd. (“Ivanhoe”). Under the terms of the stream, Sandstorm is entitled to purchase 37.5% of gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability of 80% and is subject to ongoing cash payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.

Platreef is a development stage project that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization. It currently ranks as one of the largest precious metal deposits under development and has the potential to be one of the industry’s largest and lowest-cost primary platinum group metals producers.

In September 2022, the Company remitted $56.3 million owed under the purchase agreement. This payment constituted the remaining up-front cash deposit required to be paid under the Gold Stream.

Greenstone Gold Stream

Equinox Gold Corp.

The Company has a Gold Stream on the Greenstone gold project located in the Geraldton-Beardmore district of western Ontario, Canada (the “Greenstone Project” or “Greenstone”). The project is jointly owned by Equinox Gold (60%) and Orion Mine Finance (40%). Under the terms of the Gold Stream, Sandstorm has agreed to purchase 2.375% of the gold produced from the property, until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an on-going per ounce cash payment of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs.

A Feasibility Study was released in December 2020 outlining the design of an open-pit mine producing more than five million ounces over an initial 14-year mine life. Equinox Gold announced that the project is approximately 46% complete and on track to pour gold in the first half of 2024. Detailed engineering is effectively complete, while other construction milestones including procurement, earthworks, tailings storage facility, and structural concrete are all approaching or at 60% completion. It is expected that by the end of 2022 the water treatment plant will be commissioned and the majority of buildings will be constructed.

In October 2022, upon the satisfaction of certain condition precedents, the Company remitted $81.7 million owed under the Gold Stream agreement. This payment constituted the remaining up-front cash deposit required to be paid under the Gold Stream.

Hugo North Extension & Heruga Stream

Entrée Resources Ltd.

The Company has a Gold Stream with Entrée Resources Ltd. to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée Resources.

The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée Resources retains a 20% interest in the Hugo North Extension and Heruga.

Entrée Resources recently announced the completion of an updated Feasibility Study on its interest in the Entrée/Oyu Tolgoi joint venture property. The updated report aligns Entrée Resource’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. Entrée Resources further announced that optimization studies on Panel 1 are currently underway which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture.

Robertson Royalty

Barrick Gold Corp.

The Company has a sliding scale NSR royalty on the Robertson development stage deposit part of the Cortez Mine Complex in Nevada (“Robertson”), jointly owned by Barrick (61.5%) and Newmont (38.5%). The NSR royalty ranges from 1.0% to 2.25% dependent on the average quarterly gold price (within a range of $1,200 to $2,000 per ounce).

Robertson is currently being qualified by Barrick as an emerging tier two gold asset (defined by Barrick as an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve).

El Pilar Royalty

Southern Copper Corporation

The Company has a sliding scale gross returns royalty (“GRR”) on the El Pilar copper project located in Sonora, Mexico, (“El Pilar”) approximately
45 kilometres from Southern Copper Corporation’s (“Southern Copper”) Buenavista mine. Under the terms of the GRR, after 85 million pounds of copper have been produced, the Company is entitled to 1.0% GRR, increasing to a 2.0% GRR if Southern Copper defines Measured and Indicated Resources (inclusive of Reserves) greater than 3 billion pounds CuEq. The royalty further increases to a 3.0% GRR if Measured and Indicated Resources (inclusive of Reserves) exceeds 5 billion pounds CuEq.

Estimated Proven and Probable Reserves as of December 31, 2021 at El Pilar are 317 million tonnes of ore with an average copper grade of 0.25% (cut-off grade was determined based on metallurgical recovery and operating costs). Southern Copper anticipates that the project will operate as a conventional open-pit mine with annual production capacity of 36,000 tonnes of copper cathodes. Southern Copper currently anticipates production to start in 2024.

Horne 5 Royalty

Falco Resources Ltd.

The Company holds a 2% NSR royalty on the Horne 5 deposit located in Quebec, Canada, (“Horne 5”) owned by Falco Resources Ltd. (“Falco Resources”).

An updated Feasibility Study, released in April 2021, envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off grade of CAD$55 per tonne).

Lobo-Marte Royalty

Kinross Gold Corporation

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project” or “Lobo-Marte”) which is owned by Kinross Gold Corporation (“Kinross”).

In the fourth quarter of 2021, Kinross announced the results of a Feasibility Study for the Lobo-Marte Project. The study estimates a new Probable Mineral Reserve of 6.7 million ounces contained in 160.7 million tonnes at an average grade of 1.3 grams per tonne gold with additional Indicated Resources of 2.4 million ounces contained in 99.4 million tonnes at an average grade of 0.7 grams per tonne gold and Inferred Resources of 0.4 million ounces contained in 18.5 million tonnes at an average grade of 0.75 grams per tonne gold. Kinross estimates a total life of mine production of approximately 4.7 million gold ounces during a 16-year mine life, which includes 14 years of mining followed by two years of residual processing. Reserves and Resources are estimated based on appropriate cut-off grades calculated using $1,200 per ounce gold prices. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty

Alamos Gold Inc.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey (“Agi Dagi” and “Kirazli”, respectively) which are both owned by Alamos Gold Inc. (“Alamos Gold”). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand-alone open pit, heap leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6-year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a five year mine life. For more information refer to www.alamosgold.com.

Mt. Hamilton Royalty

Waterton Precious Metals Fund II Cayman, LP

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the “Mt. Hamilton Project”). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP.

Credit Facility and Other

Upsized Facility

In August 2022, Sandstorm amended its revolving credit agreement allowing the Company to borrow up to $625 million (the “Revolving Facility”). The amounts drawn on the Revolving Facility are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the amendment, Sandstorm’s leverage ratio covenant was increased to 4.75x, with step downs to 4.00x after five quarters. The facility maintains its sustainability-linked incentive pricing terms that allow Sandstorm to reduce the borrowing costs from the interest rates described earlier as the Company’s performance targets are met. The facility matures in October 2025, subject to an extension based on mutual consent of the parties.

As of the date of this MD&A, $505 million remains drawn under the Revolving Facility.

Equity Financing

On October 4, 2022, the Company completed a public offering of 18,055,000 common shares at a price of $5.10 per common share, for gross proceeds of $92.1 million. In connection with the offering, the Company paid agent fees of $4.6 million, representing 5% of the gross proceeds. Upon closing of the equity financing, the majority of the net proceeds were used to reduce amounts drawn under the Company’s Revolving Facility.

Other

On April 4, 2022, Rambler Metals & Mining PLC exercised its option to repurchase the Ming Gold Stream in exchange for a payment of $6.7 million in cash and 1,150 ounces of gold (the delivery of which is over the course of 18 months).

In contemplation of the Horizon Copper agreements, on May 26, 2022, the Company sold its equity interest in Entrée Resources Ltd. to Horizon Copper in consideration for a $33.8 million promissory note. As a result, the Company recognized a gain of $12.5 million on the disposal of its investment in associate.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 6, 2023, to purchase up to 18.9 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

Summary of Quarterly Results

QUARTERS ENDED

In $000s (except for per share and per ounce amounts)	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021

Total revenue	$38,951	$35,968	$35,365	$29,821

Attributable Gold Equivalent ounces[1]	22,606	19,276	18,741	16,586

Sales	$24,315	$23,805	$22,015	$15,772

Royalty revenue	14,636	12,163	13,350	14,049

Average realized gold price per ounce from the Company’s Gold Streams[1]	1,706	1,866	1,887	1,798

Average cash cost per attributable ounce[1]	323	273	283	224

Cash flows from operating activities	25,090	33,198	22,362	19,505

Net income	31,681	39,696	9,141	7,395

Basic income per share	0.13	0.21	0.05	0.04

Diluted income per share	0.13	0.20	0.05	0.04

Total assets	1,928,271	662,739	624,561	620,858

Total long-term liabilities	540,399	26,690	24,705	20,873

In $000s (except for per share and per ounce amounts)	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020

Total revenue	$27,596	$26,446	$30,997	$29,696

Attributable Gold Equivalent ounces[1]	15,514	18,004	17,444	15,795

Sales	$16,879	$17,487	$21,584	$17,560

Royalty revenue	10,717	8,959	9,413	12,136

Average realized gold price per ounce from the Company’s Gold Streams[1]	1,779	1,796	1,777	1,880

Average cash cost per attributable ounce[1]	238	227	307	248

Cash flows from operating activities	17,914	19,998	23,722	19,806

Net income	6,622	8,636	4,969	10,504

Basic income per share	0.03	0.04	0.03	0.05

Diluted income per share	0.03	0.04	0.03	0.05

Total assets	640,920	648,741	638,659	649,921

Total long-term liabilities	17,425	14,342	10,723	8,345

1	Refer to section on non-IFRS and other measures of this MD&A.

Summary of Quarterly Results

QUARTERS ENDED

Attributable Gold Equivalent ounces[1]
Sales & Royalty Revenue
Total Sales, Royalties, and Income from other interests[1]
Average realized gold price per ounce from the Company's gold streams
$29.8M
$35.4M
$36.0M
$39.0M
16,586oz
18,741oz
19,276oz
22,606oz
$1,798
$1,887
$1,866
$1,706
Q4
Q1
Q2
Q3
2021
2022

Summary of Quarterly Results QUARTERS ENDED • Attributable Sales & Royalty Revenue • Total Sales, Royalties, <> Average realized gold Gold Equivalent and Income from other price per ounce from ounces1 interests, the Company’s gold streams $39.0M $36.0M $35.4M $29.8M $1,887 $1,866 22,606oz 19,276oz 18,741oz 16,586oz Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2021 ------ 2022 ------ 2021 ------ 2022 ------

Changes in sales, net income, and cash flows from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. For more information refer to the quarterly commentary below.

The Company’s operating segments for the three months ended September 30, 2022 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments	Gain on disposal of stream, royalty and other interests and Other	Income (loss) before taxes	Cash flows from operating activities

Antamina[2]	Various	2,046	$3,490	$-	$2,862	$-	$-	$628	$-

Aurizona	Gold	1,126	1,922	-	110	-	-	1,812	1,472

Blyvoor	Gold	500	859	627	262	-	-	(30)	859

Bonikro	Gold	1,074	1,846	1,639	1,100	-	-	(893)	1,679

Caserones	Copper	469	1,185	-	492	-	-	693	2,309

Chapada	Copper	1,614	2,754	828	614	-	-	1,312	1,926

Diavik	Diamonds	957	1,634	-	585	-	-	1,049	1,234

Fruta del Norte	Gold	729	1,244	-	491	-	-	753	1,030

Houndé	Gold	752	1,283	-	479	-	-	804	749

Mercedes[3]	Various	3,360	5,718	1,187	3,461	-	-	1,070	3,901

Relief Canyon	Gold	984	1,624	-	833	-	-	791	1,624

Vale Royalties	Iron Ore	753	1,285	-	618	-	-	667	-

Vatukoula	Gold	702	1,216	245	671	-	-	300	971

Yamana Silver stream	Silver	3,403	5,805	1,727	2,827	-	-	1,251	4,077

Other [4]	Various	4,137	7,086	1,058	2,604	421	-	3,003	5,260

Corporate		-	-	-	-	-	(24,815)	15,208	(2,001)

Consolidated		22,606	$38,951	$7,311	$18,009	$421	$(24,815)	$28,418	$25,090

1	Refer to section on non-IFRS and other measures of this MD&A.
2	Royalty revenue from Antamina consists of $2.3 million from copper, $0.2 million from silver and $1.0 million from other base metals.
3	Revenue from Mercedes consists of $4.7 million from gold and $1.0 million from silver.
4	Includes revenue from gold of $4.0 million, other base metals of $2.4 million and copper of $0.7 million.

Q3 2022 Attributable Gold Equivalent Ounces Sold Q3 2022 Attributable Gold Equivalent Ounces by Region Yamana silver stream 3,403oz • North America Mercedes 3,360oz Canada Antamina 2,046oz • South America Chapada 1,614oz D Other 14% Aurizona 1,126oz Bonikro 1,074oz Relief Canyon 984oz 40% Diavik 957oz i@fjQ.@hif§s 753oz Hounde 752oz Fruta del N 729oz Vatukoula 702oz Blyvoor SOOoz Casero • 469oz Other 4,137oz

The Company’s operating segments for the three months ended September 30, 2021 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Income (loss) before taxes	Cash flows from operating activities

Aurizona	Gold	1,097	$1,950	$-	$202	$1,748	$1,970

Chapada	Copper	2,322	4,131	1,284	779	2,068	2,847

Diavik	Diamonds	636	1,130	-	703	427	640

Fruta del Norte	Gold	871	1,550	-	766	784	1,319

Houndé	Gold	564	1,005	-	275	730	280

Relief Canyon	Gold	1,968	3,501	-	1,667	1,834	3,501

Vale Royalties	Iron Ore	1,461	2,600	-	738	1,862	-

Yamana Silver stream	Silver	2,351	4,181	1,257	1,632	1,292	2,924

Other [2]	Various	4,244	7,548	1,159	1,856	4,533	6,251

Corporate		-	-	-	-	(4,301)	(1,818)

Consolidated		15,514	$27,596	$3,700	$8,618	$10,977	$17,914

1	Refer to section on non-IFRS and other measures of this MD&A.

2

Includes revenue from gold of $6.0 million, other base metals of $0.9 million and copper of $0.6 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

Three Months Ended September 30, 2022 Compared to the

Three Months Ended September 30, 2021

For the three months ended September 30, 2022, net income and cash flows from operating activities were $31.7 million and $25.1 million, respectively, compared with $6.6 million and $17.9 million for the comparable period in 2021. The increase is attributable to a $11.4 million increase in revenue (described in greater detail below) as well as to a combination of factors including:

•	A $24.9 million gain resulting from the sale of the Company’s Hod Maden investment in associate interest to Horizon Copper;

•	A $7.6 million decrease in tax expense largely driven by the recognition of previously unrecognized tax attributes arising from the sale of Hod Maden; and

•

A $1.7 million increase in the gains recognized on the revaluation of the Company’s investments; whereby, a gain of $1.9 million was recognized by the Company during the three months ended September 30, 2022; while during the three months ended September 30, 2021, the Company recognized a gain of $0.2 million;

Partially offset by:

•	A $6.0 million increase in finance expense, related to interest paid on the Revolving Facility, which was drawn down in the period to finance the various transactions described earlier; and

•	A $9.4 million increase in depletion expense largely driven by an increase in Attributable Gold Equivalent ounces[1] sold and certain one-time adjustments arising from the Nomad acquisition.

For the three months ended September 30, 2022, revenue was $39.0 million compared with $27.6 million for the comparable period in 2021. The increase is attributable to a 46% increase in Attributable Gold Equivalent ounces1 sold, partially offset by a 4% decrease in the average realized selling price of gold. In particular, the increase in revenue was driven by:

•	A $3.5 million increase in revenue attributable to the Antamina royalty, which was acquired in July 2022;

•	A $1.8 million increase in revenue attributable to the Bonikro stream, which was acquired in August 2022;

•

A $5.7 million increase in revenue attributable to the Mercedes mine which commenced making deliveries under the existing Stream in April 2022, with Sandstorm also receiving deliveries in the period from the newly acquired assets that were a part of the Nomad acquisition;

•	A $1.2 million increase in revenue attributable to Vatukoula Gold Stream which commenced making deliveries under the Stream in December 2021; and

•

A $1.6 million increase in revenue attributable to the Yamana silver stream primarily due to a 122% increase in the number of silver ounces received and sold in the period, which was partially offset by a decrease in the average realized selling price of silver which decreased from an average of $26.03 per ounce during the three months ended September 30, 2021 to an average of $19.18 per ounce during the equivalent period in 2022;

Partially offset by:

•

A $1.4 million decrease in revenue attributable to the Chapada copper stream primarily due to a decrease in the average realized selling price of copper which decreased from an average of $4.20 per pound during the three months ended September 30, 2021 to an average of $3.55 per pound during the equivalent period in 2022, as well as a 21% decrease in the number of copper pounds sold; and

•

A $1.9 million decrease in revenue attributable to the Relief Canyon stream largely related to a 50% decrease in the number of gold ounces sold primarily driven by the timing of sales. In total, approximately 1,400 gold ounces from the Company’s various streams were received by September 30, 2022 and sold in the subsequent period.

1	Refer to section on non-IFRS and other measures of this MD&A.

Nine Months Ended September 30, 2022 Compared to the

Nine Months Ended September 30, 2021

For the nine months ended September 30, 2022, net income and cash flows from operating activities were $80.5 million and $80.7 million, respectively, compared with $20.2 million and $61.6 million for the comparable period in 2021. The increase is attributable to a $25.2 million increase in revenue (described in greater detail below) as well as to a combination of factors including:

•

A $23.4 million gain on disposal of streams, royalties and other interests recognized during the nine months ended September 30, 2022, primarily resulting from the sale of a portfolio of royalties to Sandbox;

•	A $24.9 million gain resulting from the sale of the Company’s equity interest in Hod Maden to Horizon Copper;

•	A $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper;

•	A $6.9 million decrease in tax expense largely driven by the recognition of previously unrecognized tax attributes arising from the sale of Hod Maden; and

•

A $2.7 million increase in the gains recognized on the revaluation of the Company’s investments; whereby, a gain of $1.3 million was recognized by the Company during the nine months ended September 30, 2022; while during the nine months ended September 30, 2021, the Company recognized a loss of $1.4 million;

Partially offset by:

•	A $12.8 million increase in depletion expense largely due to an increase in Attributable Gold Equivalent ounces[1] sold;

•	A $6.3 million increase in finance expense, related to interest paid on the Revolving Facility, which was drawn down in the period to finance the various transactions described earlier; and

•

Certain items that were recognized during the nine months ended September 30, 2021, but that did not occur during the nine months ended September 30, 2022, including the recognition of a $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the nine months ended September 30, 2021.

For the nine months ended September 30, 2022, revenue was $110.3 million compared with $85.0 million for the comparable period in 2021. The increase is attributable to a 19% increase in Attributable Gold Equivalent ounces1 sold. In particular, the increase in revenue was driven by:

•	A $3.5 million increase in revenue attributable to the Antamina royalty, which was acquired in July 2022;

•	A $1.8 million increase in revenue attributable to the Bonikro stream, which was acquired in August 2022;

•

A $2.3 million increase in revenue attributable to the Chapada copper stream primarily due to an increase in the average realized selling price of copper which increased from an average of $3.99 per pound during the nine months ended September 30, 2021 to an average of $4.31 per pound during the equivalent period in 2022; as well as a 12% increase in the number of copper pounds sold;

•	A $3.4 million increase in revenue attributable to the Diavik royalty largely related to an increase in production and improved diamond prices;

•	A $1.3 million increase in revenue attributable to the Houndé royalty, related to a 38% increase in Attributable Gold Equivalent Ounces[1] sold;

•

A $7.9 million increase in revenue attributable to the Mercedes mine which commenced making deliveries under the existing Stream in April 2022, with Sandstorm also receiving deliveries in the period from the newly acquired assets that were a part of the Nomad acquisition;

•	A $4.5 million increase in revenue attributable to Vatukoula Gold Stream which commenced making deliveries under the Stream in December 2021; and

•

A $1.5 million increase in revenue attributable to the Yamana silver stream primarily due to a 30% increase in the number of silver ounces received and sold in the period, which was partially offset by a decrease in the average realized selling price of silver which decreased from an average of $25.36 per ounce during the nine months ended September 30, 2021 to an average of $22.00 per ounce during the equivalent period in 2022;

Partially offset by:

•

A $4.6 million decrease in revenue attributable to the Santa Elena Mine largely driven by a 59% decrease in the number of gold ounces sold. The decrease is largely due to mining activity on concessions not subject to the Gold Stream and to a lesser extent the timing of sales. In total, approximately 1,400 gold ounces from the Company’s various streams were received by September 30, 2022 and sold in the subsequent period;

•

A $2.4 million decrease in revenue attributable to the Karma stream, primarily related to a 70% decrease in the number of Attributable Gold Equivalent ounces sold. The decrease is primarily due to the conclusion of the five-year fixed delivery period in accordance with the terms of the Gold Stream in the first quarter of 2021, reducing Sandstorm’s Gold Stream entitlement to 1.625% of production. In contrast, in the first three months of 2021, Sandstorm’s entitlement was 1,250 ounces per quarter; and

•	A $1.4 million decrease in revenue attributable to the Aurizona mine primarily related to a 22% decrease in attributable Gold Equivalent ounces sold.

1	Refer to section on non-IFRS and other measures of this MD&A.

Three Months Ended September 30, 2022 Compared to the

Other Quarters Presented

When comparing net income of $31.7 million and cash flow from operating activities of $25.1 million for the three months ended September 30, 2022, with net income/loss and cash flow from operating activities for the other quarters presented, the following items impact comparability:

•	A $24.9 million gain on disposal of the Hod Maden investment in associate recognized during the three months ended September 30, 2022.

•

A $22.9 million gain on disposal of streams, royalties and other interests recognized during the three months ended June 30, 2022, primarily resulting from the sale of a portfolio of royalties to Sandbox.

•	A $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper during the three months ended June 30, 2022.

•	A $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the three months ended June 30, 2021.

•

The Company recognized gains and losses with respect to the revaluation of its investments, which were partly driven by changes in the fair value of the Company’s debentures including the Equinox Gold and Americas Gold convertible debentures. These gains/losses were recognized as follows:

◾	During the three months ended September 30, 2022, a gain of $1.9 million was recognized;

◾	During the three months ended June 30, 2022, a loss of $0.8 million was recognized;

◾	During the three months ended March 31, 2022, a gain of $0.2 million was recognized;

◾	During the three months ended December 31, 2021, a loss of $0.2 million was recognized;

◾	During the three months ended September 30, 2021, a gain of $0.2 million was recognized;

◾	During the three months ended June 30, 2021, a gain of $0.1 million was recognized;

◾	During the three months ended March 31, 2021, a loss of $1.8 million was recognized; and

◾	During the three months ended December 31, 2020, a gain of $2.9 million was recognized.

•

With the exception of 2020, Attributable Gold Equivalent ounces[1] had seen an overall increase as a result of the acquisition of various assets including the royalties and streams underlying the BaseCore Transaction and the Nomad Acquisition which closed during the three months ended September 30, 2022, the Vale Royalties which closed during the three months ended June 30, 2021, the Houndé royalty acquisition during the three months ended March 31, 2018, the Teck Resources Limited royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016 and the Yamana silver stream and Chapada copper stream which were acquired in the three months ended December 31, 2015. In 2020, Attributable Gold Equivalent ounces[1] decreased as a result of COVID-19 related temporary suspensions at the mines from which Sandstorm receives royalty revenue or deliveries under its Streams.

1	Refer to section on non-IFRS and other measures of this MD&A.

Change in Total Assets

Total assets increased by $1,265.5 million from June 30, 2022 to September 30, 2022 as a result of (i) the BaseCore Transaction; (ii) the Nomad Acquisition; (iii) the sale of the Hod Maden investment in associate to Horizon Copper for a stream in Hod Maden and other assets; and (iv) cash flow from operating activities; partially offset by (i) depletion expense. As a result of the disposal of the Hod Maden interest, the Company reclassified the related cumulative currency translation adjustments of $149.5 million, which were recognized within accumulated other comprehensive income, into the income statement. Total assets increased by $38.2 million from March 31, 2022 to June 30, 2022 as a result of (i) cash flow from operating activities; (ii) the Sandbox transaction; and (iii) the sale of the Entrée Resources investment in associate to Horizon Copper; partially offset by (i) depletion expense and (ii) a decrease in the valuation of investments. Effective April 1, 2022, the Company reassessed the functional currency of the associate which holds the Hod Maden Project. The assessment was triggered by the forecasted expenditures of the associate, the currency driving those expenditures and the underlying transactions, events, and conditions of the entity. As a result of that assessment, it was determined the functional currency had changed from Turkish Lira to U.S. dollars. As a consequence, the depreciation or appreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden Project, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd. did not have a material impact on the recognition of currency translations adjustments in other comprehensive income during the three months ended June 30, 2022. Total assets increased by $3.7 million from December 31, 2021 to March 31, 2022 as a result of (i) cash flow from operating activities; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd; and (ii) depletion expense. The depreciation of the Turkish Lira, partially offset by the increase in the valuation of investments, were largely responsible for the losses recognized through other comprehensive income for the three months ended March 31, 2022. Total assets decreased by $20.1 million from September 30, 2021 to December 31, 2021 as a result of (i) repurchases of the Company’s shares in accordance with its normal course issuer bid; (ii) depletion expense; and (iii) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended December 31, 2021. Total assets decreased by $7.8 million from June 30, 2021 to September 30, 2021 as a result of (i) repurchases of the Company’s shares in accordance with its normal course issuer bid; (ii) depletion expense; (iii) a decrease in the valuation of investments; and (iv) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended September 30, 2021. Total assets increased by $10.1 million from March 31, 2021 to June 30, 2021 as a result of cash flow from operating activities partially offset by (i) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended June 30, 2021. Total assets decreased by $11.3 million from December 31, 2020 to March 31, 2021 as a result of (i) a decrease in the valuation of investments; (ii) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; (iii) depletion expense and (iv) repurchases of the Company’s shares in accordance with its normal course issuer bid; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended March 31, 2021. Total assets increased by $41.2 million from September 30, 2020 to December 31, 2020 as a result of (i) cash flow from operating activities and (ii) an increase in the Hod Maden interest due to the appreciation of the Turkish Lira; partially offset by depletion expense. The appreciation in the Turkish Lira as well as an increase in the valuation of investments were largely responsible for the gains recognized through other comprehensive income for the three months ended December 31, 2020.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) Total Sales, Royalties and Income from other interests, (ii) Attributable Gold Equivalent ounce, (iii) average cash cost per Attributable Gold Equivalent ounce, (iv) cash operating margin, (v) cash flows from operating activities excluding changes in non-cash working capital and (vi) all-in sustaining cost (“AISC”) per gold ounce on a by-product basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.

Total Sales, Royalties and Income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry. Figure 1.1 provides a reconciliation of Total Sales, Royalties and Income from other interests.

Figure 1.1

In $000s	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Total Revenue	$38,951	$27,596	$110,284	$85,039

Add:

Gain on revaluation of Vale Royalties financial instrument	-	-	-	5,887

Equals:

Total Sales, Royalties, and Income from other interests	$38,951	$27,596	$110,284	$90,926

ii.

Attributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from other Interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above), less revenue attributable to non-controlling interests for the period, by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of Attributable Gold Equivalent ounce.

Figure 1.2

In $000s (except for ounces and per ounce amounts)	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Total Sales, Royalties, and Income from other interests[1]	$38,951	$27,596	$110,284	$90,926

Less:

Revenue attributable to non-controlling interest	(385)	-	(385)	-

Total Sales, Royalties, and Income from other interests attributable to Sandstorm Gold Ltd. shareholders	$38,566	$27,596	$109,899	$90,926

Divided by:

Average realized gold price per ounce from the Company’s Gold Streams	1,706	1,779	1,812	1,784

Equals:

Total Attributable Gold Equivalent ounces	22,606	15,514	60,623	50,962

1

Prior to March 31, 2022, total Attributable Gold Equivalent ounces was calculated by dividing the royalty and other commodity stream revenue, including adjustments for contractual payments received relating to those interests, for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold. The change in the calculation of the measure did not result in a change to prior periods.

iii.

Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.3 provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.3

In $000s (except for ounces and per ounce amounts)	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Cost of Sales, excluding depletion[1]	$7,311	$3,700	$17,862	$13,138

Divided by:

Total Attributable Gold Equivalent ounces	22,606	15,514	60,623	50,962

Equals:

Average cash cost (per Attributable Gold Equivalent ounce)	$323	$238	$295	$258

1	Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

iv.

Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company’s Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

v.

Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.4

In $000s	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Cash flows from operating activities	$25,090	$17,914	$80,650	$61,634

Add:

Changes in non-cash working capital	6,196	2,931	(722)	(245)

Equals:

Cash flows from operating activities excluding changes in non-cash working capital	$31,286	$20,845	$79,928	$61,389

vi.

The Company has also used the non-IFRS measure of all-in sustaining cost (“AISC”) per gold ounce on a by-product basis. AISC per gold ounce on a by-product basis is a non-IFRS financial ratio that uses AISC on a by-product basis, a non-IFRS financial measure, as a component. With respect to the Hod Maden project, AISC on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital, G&A, and other costs). AISC per gold ounce on a by-product basis is calculated by dividing AISC on a by-product basis by the payable gold ounces produced. The Company presents AISC per gold ounce on a by-product basis as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. The calculation of the measure is shown below in Figure 1.5.

Figure 1.5

In $ millions (except for ounces and per ounce amounts)	AISC on a by-product basis

Operating Costs	$678

Royalties	349

Treatment, Refining and Transport Costs	193

Sustaining Capital	116

G&A	96

Other Costs	57

Copper Revenue	(812)

All-in sustaining costs	$677

Divided by:

Payable Gold Ounces	2,027,000

Equals:

All-in sustaining cost per gold ounce	$334

Historical all-in sustaining cost per ounce	$-

Liquidity and Capital Resources

As of September 30, 2022, the Company had cash and cash equivalents of $7.1 million (December 31, 2021 — $16.2 million) and working capital (current assets less current liabilities) of $7.5 million (December 31, 2021 — $26.3 million). As of the date of the MD&A, $505 million remains outstanding under the Company’s Revolving Facility.

During the nine months ended September 30, 2022, the Company generated cash flows from operating activities of $80.7 million compared with $61.6 million during the comparable period in 2021. When comparing the change, the primary drivers were an increase in the number of Attributable Gold Equivalent ounces sold and an increase in the average realized selling price of gold and copper.

During the nine months ended September 30, 2022, the Company had net cash outflows from investing activities of $538.5 million which were primarily the result of (i) the BaseCore Transaction described earlier; (ii) the acquisition of stream, royalty and other interests including the Mercedes Gold Stream, the Vatukoula Gold Stream and other royalties; (iii) the $56.3 million payment owed under the Company’s Platreef Gold Stream; (iv) the acquisition of $30.8 million in investments and other; and (v) a $3.8 million investment in the Company’s previously owned Hod Maden interest; partially offset by (i) $22.2 million of proceeds from the sale of certain stream, royalty and other interests; and (ii) $6.1 million of proceeds from the sale and redemption of a portion of the Company’s debt and equity investments and other. During the nine months ended September 30, 2021, the Company had net cash outflows from investing activities of $117.3 million which were primarily the result of (i) the acquisition of stream, royalty and other interests including the Vale Royalties and the Waterton Royalties; and (ii) the acquisition of $9.0 million in investments and other; partially offset by the proceeds from the sale and redemption of a portion of the Company’s debt and equity investments.

During the nine months ended September 30, 2022, the Company had net cash inflows from financing activities of $449.6 million primarily related to (i) $555.4 million drawn on its revolving credit facility; (ii) the repayment of $88.2 million on its revolving credit facility; (iii) related interest expense payments of $6.4 million; and (iv) dividend payments of $9.2 million. During the nine months ended September 30, 2021, the Company had net cash outflows from financing activities of $20.1 million primarily related to the redemption of the Company’s common shares under the Company’s NCIB.

Commitments and Contingencies

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)[1]
Black Fox	8%	$577
Blyvoor[2]	10% of first 160,000 ounces of gold produced per annum; 5% of any remaining annual production	$572
Bonikro[3]	6% until 39,000 ounces of gold are delivered, then 3.5% until 61,750 ounces of gold have been delivered, then 2% thereafter	$400
CEZinc[4]	1%	20% of zinc spot price
Chapada[5]	4.2%	30% of copper spot price
Entrée[6,7]	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Greenstone[8]	2.375% until 120,333 ounces of gold have been delivered, then 1.583% thereafter	20% of gold spot price
Hod Maden[9]	20% until 405,000 ounces of gold have been delivered, then 12% thereafter	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[10]	25,200 ounces of gold over 3.5 years and 4.4% thereafter 3,750,000 ounces of silver, and 30% of silver produced thereafter	Varies
Platreef[11]	37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter	Varies
Relief Canyon[12]	32,022 ounces over 5.5 years and 4% thereafter	Varies
Santa Elena	20%	$473
South Arturo	40%	20% of silver spot price
Vatukoula[13]	11,022 ounces over 4.5 years and 1.363% thereafter	20% of gold spot price
Woodlawn[14]	Varies	20% of silver spot price
Yamana silver stream[15]	20%	30% of silver spot price

1	Subject to an annual inflationary adjustment.
2

For the Blyvoor Gold Stream, until 300,000 ounces have been delivered ““Initial Blyvoor Delivered Threshold”), Blyvoor Gold Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

3

For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 ounces of gold have been delivered, then 2% thereafter. Under the stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

4	For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.
5

For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

6

For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

7

For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

8

For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone joint venture (100% basis), until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot gold price and to the extent the costs are incurred by the Greenstone joint venture, Sandstorm will pay the joint venture $30 per ounce to fund mine-level environmental and social programs.

9

Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

10

Under the terms of the Mercedes Gold Stream, after receipt of 25,200 gold ounces (the cost of which is 7.5% of the spot price), the Company is entitled to purchase 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the Mercedes silver stream, until 3,750,000 ounces of silver have been delivered under the contract (the cost of which is 20% of the spot price of silver), the Company is entitled to purchase 100% of silver produced with a minimum annual delivery requirement of 300,000 ounces per annum. After 3,750,000 ounces of silver have been delivered under the contract, the Company is entitled to purchase 30% of silver produced (the cost of which is 20% of the spot price of silver).

11

Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.

12

For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

13

Under the terms of the amended Vatukoula stream, the Company is entitled to fixed deliveries totalling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the “Vatukoula Fixed Delivery Period”). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company’s investment in the Vatukoula Gold Stream.

14

For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at A$27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm A$1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of A$10 million.

15

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Contractual obligations related to bank debt and interest are as follows:

In $000’s	Less than one year	1 – 3 years	4 – 5 years	Total
Bank debt[1]	$-	$505,000	$-	$505,000
Interest[2]	34,072	66,248	-	100,320

	$34,072	$571,248	$-	$605,320

1

As at November 7, 2022, the Company had $505 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on October 6, 2025, assuming no extension periods.

2

The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.875%-3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the Revolving Facility and the Company’s leverage ratio. The interest charges have been estimated based on assumptions of the Company’s future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company’s targets are met. The interest charges have estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at November 7, 2022, does not change until the debt maturity date.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

As part of the Horizon Copper transaction, the Company agreed to make available certain additional funds to Horizon subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at the secured overnight financing rate plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon facility is August 31, 2032 and is convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Corporation holding a greater than 34% equity interest in Horizon). No amounts have been drawn to-date.

As of September 30, 2022, the Company had signed a 10 year lease for office space which commences in the second quarter of 2023. A portion of this space will be sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are $15.0 million over the lease term.

Share Capital

As of November 7, 2022, the Company had 298,179,761 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.

In March 2022 the Company declared a dividend of CAD0.02 per share. The full amount of the dividend of $3.1 million was paid in cash in April 2022. In June 2022 the Company declared a dividend of CAD0.02 per share. The full amount of the dividend of $3.0 million was paid in cash in July 2022. In September 2022 the Company declared a dividend of CAD0.02 per share. The full amount of the dividend of $4.4 million was paid in cash in October 2022.

The Company’s at-the-market equity program expired in May 2022, without any shares being issued under the program.

A summary of the Company’s share purchase options as of November 7, 2022 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)[1]	Exercise price per share (CAD)[1]

2022	603,457	603,457	1.66–5.50	5.40

2023	3,156,999	3,156,999	5.92–7.44	6.04

2024	3,188,023	2,712,361	1.66–12.40	7.90

2025	2,812,000	937,340	9.43	9.43

2026	2,968,000	-	7.18	-

	12,728,479	7,410,157		7.10

1	Weighted average exercise price of options that are exercisable.

A summary of the Company’s warrants as of November 7, 2022 is as follows:

Number Outstanding	Exercise price per Sandstorm share	Expiry date

2,418,672	CAD $ 14.13	November 19, 2022

242,000	USD $ 8.97	May 13, 2024

2,660,672

As of November 7, 2022, the Company had 1,944,267 restricted share rights outstanding.

Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Company is as follows:

In $000s	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Salaries and benefits	$368	$346	$1,100	$1,041

Share-based payments	1,073	1,122	3,218	3,318

Total key management compensation expense	$1,441	$1,468	$4,318	$4,359

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in short and long-term investments, trade and other payables, and bank debt. The Company’s short and long-term investments, excluding loans receivable, are initially recorded at fair value, and subsequently revalued to their fair market value at each period end. Investments in common shares and warrants held that have direct listings on an exchange are valued based on quoted prices in active markets. The fair value of warrants, convertible debt instruments and related instruments are determined using discounted cash flow models and Black-Scholes models based on relevant assumptions including discount rate, risk free interest rate, expected dividend yield, expected volatility, and expected warrant life which are supported by observable current market conditions. Investments are acquired for strategic purposes and may be disposed of from time to time. The fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in investments, trade and other payables, and bank debt approximate their carrying values at September 30, 2022.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

The Company’s investments in debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debenture due from Horizon Copper, Bear Creek and Sandbox Royalties are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.

Market Risk

Market risk reflects the risk that the fair value of cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices

INTEREST RATE RISK

The Company is exposed to interest rate risk on its bank debt and its investments in debentures subject to floating interest rates. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the nine months ended September 30, 2022, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $1.1 million and would not have a material impact on the fair value of the Company’s investments in debentures. During the year ended December 31, 2021, a 1% increase (decrease) in nominal interest rates would not have had a material impact on interest expense or on the fair value of the Company’s investments in convertible debentures.

CURRENCY RISK

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2022 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

OTHER RISKS

Sandstorm holds common shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at September 30, 2022 of $128.2 million (December 31, 2021 — $29.1 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company’s investments held as at September 30, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.6 million and would not have a material impact on net income.

Other Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 31, 2022, which is available on www.sedar.com.

The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Santa Elena Mine, the Karma Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Bracemac-McLeod Mine, the Hod Maden Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Houndé Mine, Vatukoula Mine, the Vale Royalty Package, the Mercedes Mine, the properties underlying the Nomad Acquisition, the properties underlying the BaseCore Transaction and other royalties and commodity streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties if no gold or applicable commodity is produced from the Mines or the underlying are expropriated or laws are enacted that effectively expropriate the economics of the Mines.

No Control Over Mining Operations

With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets, or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses, and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Cote D’Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Turkey, Sweden, Fiji and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company’s related exposure to the project. There are no assurances that the Company will be able to realize on its investments related to the Hod Maden Project if sanctions are imposed on Turkey or Lidya and its related entities. Any changes or unfavorable assessments with respect to (i) the validity, ownership, or existence of the Entrée Resources’ concessions; as well as (ii) the validity or enforceability of Entrée Resources’ joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency and no assurances can be given that tax matters, if they so arise, will be resolved favorably.

Commodity Prices for Metals Produced from the Mines

The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.

The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Environmental

All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors, and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Solvency Risk of Counterparties

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.

As the Company’s revolving facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.

The Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.

Health Crises and Other

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions, or epidemic diseases, including currently, the novel COVID-19. A significant new outbreak or continued outbreaks of COVID-19 could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Other

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2021 annual consolidated financial statements describe all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes:

•	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS;

•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•

Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Changes in Internal Controls

There were no changes in internal controls of the Company during the three months ended September 30, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

New Accounting Policy

In conjunction with the Nomad acquisition, Sandstorm acquired a 67.5% interest in Compañia Minera Caserones (“CMC”), which holds the Caserones Royalty. The non-controlling interest related to this entity has been recorded in equity. Sandstorm consolidates the results of CMC on a 100% basis, with the proportionate share of net income (loss) and comprehensive income (loss) attributable to owners of the Company and non-controlling interest presented separately.

NON-CONTROLLING INTERESTS

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling interest’s share of changes in equity since the date of the acquisition.

Forward Looking Statements

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the properties underlying the Nomad Acquisition, the properties underlying the BaseCore Transaction, the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Hod Maden Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, the Vale Royalty Package, the Mercedes Mine, or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of common shares which may be purchased under the NCIB; audits being conducted by the CRA and available remedies; the expectations regarding whether the BaseCore Transaction, the Nomad Acquisition and Horizon transactions (collectively “The Transactions”) will provide the potential benefits and synergies of the Transactions and the ability of Sandstorm post-completion of the Transactions to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; the expectations regarding the growth potential of Sandstorm including in scale and production and the anticipated benefits of the Transactions; the expectations relating to the closing the arrangements contemplated under the definitive agreements related to the Horizon Antamina Agreement and the subsequent spin-out of the Antamina NPI, including the anticipated terms and expected timing thereof; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2021 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: the impact of COVID-19 on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Hod Maden Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, the Vale Royalty Package, the Mercedes Mine, the properties underlying the Nomad Acquisition, the properties underlying the BaseCore Transaction and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Q3	2022

Condensed Consolidated Interim Financial Statements

(UNAUDITED) FOR THE PERIOD ENDED SEPTEMBER 30, 2022

Condensed Consolidated Interim Statements of Financial Position	Expressed in U.S. Dollars ($000s)

— ASSETS	Note	September 30, 2022	December 31, 2021

Current

Cash and cash equivalents		$7,126	$16,166

Trade and other receivables	8	24,342	12,144

Short-term investments	6	5,429	5,001

Other current assets		2,164	293

		$39,061	$33,604

Non-Current

Stream, royalty and other interests	4	$1,729,769	$473,651

Investments in associates	5	29,334	84,589

Investments	6	122,743	24,056

Other long-term assets	7	7,364	4,958

Total assets		$1,928,271	$620,858

— LIABILITIES

Current

Trade and other payables	10	$31,549	$7,347

Non-Current

Bank debt	9	$524,000	$-

Deferred income tax liabilities		14,177	18,294

Lease liabilities and other		2,222	2,579

		$571,948	$28,220

— EQUITY

Share capital	11	$1,226,756	$694,675

Reserves		25,241	18,903

Retained earnings		105,466	35,569

Accumulated other comprehensive loss		(27,946)	(156,509)

Equity attributable to Sandstorm Gold Ltd.’s shareholders		$1,329,517	$592,638

Non-controlling interests		26,806	-

Total liabilities and equity		$1,928,271	$620,858

Commitments and contingencies (note 16)

Subsequent events (note 18)

On Behalf of the Board:

“Nolan Watson”, Director      “David De Witt”, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)	Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Sales	17	$24,315	$16,879	$70,135	$55,950

Royalty revenue	17	14,636	10,717	40,149	29,089

		$38,951	$27,596	$110,284	$85,039

Cost of sales, excluding depletion	17	$7,311	$3,700	$17,862	$13,138

Depletion	17	18,009	8,618	40,137	27,351

Total cost of sales		$25,320	$12,318	$57,999	$40,489

Gross profit		$13,631	$15,278	$52,285	$44,550

Expenses and other (income)

Administration expenses[1]	13	$3,024	$2,250	$10,176	$7,172

Project evaluation[1]		1,363	1,479	7,486	5,945

Gain on disposal of stream, royalty and other interests	4 (b)	-	-	(23,437)	-

Gain on disposal of investments in associates	5	(24,906)	-	(37,396)	-

Gain on revaluation of Vale Royalties financial instrument		-	-	-	(5,887)

(Gain) loss on revaluation of investments	6	(1,932)	(209)	(1,262)	1,436

Stream, royalty and other interests impairments		421	-	1,086	408

Finance expense		6,475	462	7,830	1,527

Finance income		(376)	(99)	(690)	(384)

Foreign exchange loss		1,053	189	650	351

Other		91	229	1,223	726

Income before taxes		$28,418	$10,977	$86,619	$33,256

Current income tax expense		$1,395	$960	$3,529	$2,325

Deferred income tax (recovery) expense		(4,658)	3,395	2,572	10,704

	12	$(3,263)	$4,355	$6,101	$13,029

Net income for the period		$31,681	$6,622	$80,518	$20,227

Net income for the period attributable to:

Sandstorm Gold Ltd.’s shareholders		$31,882	$6,622	$80,719	$20,227

Non-controlling interests		(201)	-	(201)	-

Basic earnings per share		$0.13	$0.03	$0.39	$0.10

Diluted earnings per share		$0.13	$0.03	$0.38	$0.10

Weighted average number of common shares outstanding

Basic	11 (e)	242,122,336	194,656,452	208,939,032	194,790,503

Diluted	11 (e)	244,745,973	198,309,115	211,997,013	198,779,060

1. Equity settled share-based compensation (a non-cash item) is included in administration expenses and project evaluation		$1,516	$1,529	$4,504	$4,559

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	Expressed in U.S. Dollars ($000s)

	Note	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Net income for the period		$31,681	$6,622	$80,518	$20,227

Other Comprehensive Income (Loss) for the Period

Items that may subsequently be reclassified to net income:

Currency translation differences		$-	$(1,709)	$(13,325)	$(17,001)

Currency translation differences reclassified to net income	5	149,473	-	149,473	-

Items that will not subsequently be reclassified to net income:

Loss on FVTOCI investments	6	(2,617)	(3,588)	(9,091)	(10,740)

Tax recovery on FVTOCI investments		353	273	1,506	1,329

Total other comprehensive income (loss) for the period		$147,209	$(5,024)	$128,563	$(26,412)

Total comprehensive income (loss) for the period		$178,890	$1,598	$209,081	$(6,185)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flow	Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

— OPERATING ACTIVITIES

Net income for the period		$31,681	$6,622	$80,518	$20,227

Items not affecting cash:

Depletion and depreciation		$18,125	$8,733	$40,482	$27,709

Gain on disposal of investment in associate		(24,906)	-	(37,396)	-

Gain on disposal of stream, royalty and other interests		-	-	(23,437)	-

Interest expense and financing amortization		6,443	446	7,760	1,498

Share-based payments		1,516	1,529	4,504	4,559

Deferred income tax (recovery) expense		(4,658)	3,395	2,572	10,704

(Gain) loss on revaluation of investments		(1,932)	(209)	(1,262)	1,436

Stream, royalty and other interests impairments	4	421	-	1,086	408

Unrealized foreign exchange loss		985	189	582	296

Gain on revaluation of Vale Royalties financial instrument		-	-	-	(5,887)

Other		3,611	140	4,519	439

Changes in non-cash working capital	14	(6,196)	(2,931)	722	245

		$25,090	$17,914	$80,650	$61,634

— INVESTING ACTIVITIES

Acquisition of stream, royalty, and other interests	4	$(489,008)	$(8,964)	$(532,142)	$(130,003)

Acquisition of investments and other assets		(2,797)	(2,250)	(30,832)	(8,968)

Proceeds from disposal of investments and other		1,242	-	6,087	22,178

Proceeds from disposal of stream, royalty and other interests		-	-	22,213	-

Investment in Hod Maden interest	5	-	(399)	(3,818)	(516)

		$(490,563)	$(11,613)	$(538,492)	$(117,309)

— FINANCING ACTIVITIES

Bank debt drawn	9	$535,422	$-	$555,422	$-

Bank debt repaid		(68,172)	-	(88,172)	-

Interest paid		(5,481)	(235)	(6,368)	(927)

Dividends paid		(3,197)	-	(9,235)	-

Other		(3,436)	(225)	(2,057)	(367)

Redemption of common shares (normal course issuer bid)		-	(13,731)	-	(18,770)

		$455,136	$(14,191)	$449,590	$(20,064)

Effect of exchange rate changes on cash and cash equivalents		$(1,073)	$(272)	$(788)	$(387)

Net decrease in cash and cash equivalents		$(11,410)	$(8,162)	$(9,040)	$(76,126)

Cash and cash equivalents — beginning of the period		18,536	45,812	16,166	113,776

Cash and cash equivalents — end of the period		$7,126	$37,650	$7,126	$37,650

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity	Expressed in U.S. Dollars ($000s)

		SHARE CAPITAL		RESERVES

	Note	Number	Amount	Share Options, Warrants and Restricted Share Rights	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total

At January 1, 2021		195,253,243	$719,730	$18,902	$10,951	$(111,441)	$638,142

Options exercised	11 (b)	88,073	445	(93)	-	-	352

Vesting of restricted share rights		479,831	2,633	(2,633)	-	-	-

Acquisition and cancellation of common shares (normal course issuer bid)		(3,078,796)	(19,247)	-	-	-	(19,247)

Share-based payments		-	-	4,559	-	-	4,559

Share issuance costs		-	(191)	-	-	-	(191)

Total comprehensive income (loss)		-	-	-	20,227	(26,412)	(6,185)

At September 30, 2021		192,742,351	$703,370	$20,735	$31,178	$(137,853)	$617,430

Options exercised	11 (b)	767,688	3,941	(953)	-	-	2,988

Vesting of restricted share rights		516,034	2,322	(2,322)	-	-	-

Acquisition and cancellation of common shares (normal course issuer bid)		(2,372,619)	(14,926)	-	-	-	(14,926)

Share-based payments		-	-	1,443	-	-	1,443

Share issuance costs		-	(32)	-	-	-	(32)

Dividends declared		-	-	-	(3,004)	-	(3,004)

Total comprehensive income (loss)		-	-	-	7,395	(18,656)	(11,261)

At December 31, 2021		191,653,454	$694,675	$18,903	$35,569	$(156,509)	$592,638

Shares issued for Nomad Royalty acquisition		74,382,930	454,089	-	-	-	454,089

Warrants and options issued for Nomad Royalty acquisition		-	-	2,776	-		2,776

Shares issued for BaseCore acquisition		13,495,276	75,304	-	-		75,304

Options exercised	11 (b)	526,761	2,833	(569)	-		2,264

Warrants exercised	11 (c)	292	3	-	-		3

Vesting of restricted share rights		66,000	373	(373)	-	-	-

Share-based payments		-	-	4,504	-	-	4,504

Share issuance costs		-	(521)	-	-	-	(521)

Dividends declared		-	-	-	(10,621)	-	(10,621)

Total comprehensive income (loss)		-	-	-	80,518	128,563	209,081

At September 30, 2022		280,124,713	$1,226,756	$25,241	$105,466	$(27,946)	$1,329,517

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

SEPTEMBER 30, 2022 | EXPRESSED IN U.S. DOLLARS

1 –  Nature of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on November 7, 2022.

2 –  Summary of Significant Accounting Policies

A.  Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021. The Company’s interim results are not necessarily indicative of its results for a full year.

B.  Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C.  Foreign Currency Translation

Effective April 1, 2022, the Company reassessed the functional currency of the associate which holds the Hod Maden interest. The assessment was triggered by the forecasted expenditures of the associate, the currency driving those expenditures and the underlying transactions, events, and conditions of the entity. As a result of that assessment, it was determined the functional currency had changed from Turkish Lira to U.S. dollars. As a consequence, the depreciation or appreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden Interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd. did not have a material impact on the recognition of currency translations adjustments in other comprehensive income during the period affected by this change. In accordance with the standard, the change in functional currency was applied prospectively.

In August 2022, the Company disposed of its Hod Maden interest. On disposal, the cumulative amount of the translation differences previously recognized in other comprehensive income were reclassified to net income as a reclassification adjustment.

D.  New Accounting Policies

NON-CONTROLLING INTERESTS

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling interest’s share of changes in equity since the date of the acquisition.

3 –  Financial Instruments

A.  Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1  |  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2  |  Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.

Level 3  |  Inputs that are unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2022 and December 31, 2021.

As at September 30, 2022:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Short-term Investments

Convertible debt	$1,612	$-	$1,612	$-

Long-term Investments

Common shares held	$15,811	$15,811	$-	$-

Warrants and other	1,910	-	1,910	-

Convertible debt	105,022	-	105,022	-

	$124,355	$15,811	$108,544	$-

As at December 31, 2021:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Long-term Investments

Common shares held	$21,486	$21,486	$-	$-

Warrants and other	1,666	-	1,666	-

Convertible debt	904	-	904	-

	$24,056	$21,486	$2,570	$-

The fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade and other receivables, loans receivable which are included in investments, and trade and other payables, approximate their carrying values at September 30, 2022 and December 31, 2021 due to their short-term nature. The fair value of the company’s bank debt approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended September 30, 2022 and the year ended December 31, 2021.

B.  Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

The Company’s investments in debentures are subject to counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper Corp. (“Horizon Copper”), Bear Creek Mining Corporation (“Bear Creek”) and Sandbox Royalties Corp. (“Sandbox”) are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.

C.  Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the

Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at September 30, 2022, the Company had cash and cash equivalents of $7.1 million (December 31, 2021 — $16.2 million). Sandstorm holds common shares, convertible debentures, warrants, investments and loans receivable of other companies with a combined fair market value as at September 30, 2022 of $128.2 million (December 31, 2021 — $29.1 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

D.  Market Risk

Market risk reflects the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its bank debt and its investments in debentures. As further disclosed in note 9, the Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the nine months ended September 30, 2022, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $1.1 million and would not have a material impact on the fair value of the Company’s investments in debentures. During the year ended December 31, 2021, a 1% increase (decrease) in nominal interest rates would not have had a material impact on interest expense or on the fair value of the Company’s investments in convertible debentures.

CURRENCY RISK

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2022, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

OTHER PRICE RISK

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of investments are impacted by various underlying factors including commodity prices, the volatility in global markets as a result of COVID-19 and the conflict between Russia and Ukraine. Based on the Company’s investments held as at September 30, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.6 million and would not have a material impact on net income.

4 –  Stream, Royalty and Other Interests

A.        Carrying Amount

As of and for the nine months ended September 30, 2022:

	COST			ACCUMULATED DEPLETION

In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Depletion in Ending inventory	Impairment	Ending	Carrying Amount

Antamina, Peru	$-	$342,227	$342,227	$-	$2,862	$-	$-	$2,862	$339,365

Aurizona, Brazil	11,091	-	11,091	2,867	281	-	-	3,148	7,943

Blyvoor, South Africa	-	106,230	106,230	-	262	71	-	333	105,897

Bonikro, Cote D’Ivoire	-	37,773	37,773	-	1,100	426	-	1,526	36,247

Caserones, Chile	-	81,546	81,546	-	492	-	-	492	81,054

Chapada, Brazil	69,554	7	69,561	19,845	2,482	-	-	22,327	47,234

Diavik, Canada	53,134	-	53,134	46,592	1,768	-	-	48,360	4,774

Fruta del Norte, Ecuador	33,268	-	33,268	3,594	1,727	-	-	5,321	27,947

Greenstone, Canada	-	25,430	25,430	-	-	-	-	-	25,430

Horne 5, Canada	-	78,929	78,929	-	-	-	-	-	78,929

Hod Maden, Turkey	5,818	200,958	206,776	-	-	-	-	-	206,776

Houndé, Burkina Faso	45,120	-	45,120	13,941	1,582	-	-	15,523	29,597

Hugo North Extension and Heruga, Mongolia	35,352	-	35,352	-	-	-	-	-	35,352

Mercedes, Mexico	-	70,808	70,808	-	4,786	340	-	5,126	65,682

Platreef, South Africa	-	186,527	186,527	-	-	-	-	-	186,527

Relief Canyon, USA	26,441	-	26,441	7,531	3,454	417	-	11,402	15,039

Vale Royalties, Brazil	117,787	-	117,787	1,444	1,965	-	-	3,409	114,378

Vatukoula, Fiji	27,590	3,128	30,718	-	2,348	-	-	2,348	28,370

Yamana silver stream, Argentina	74,252	9	74,261	36,298	9,216	-	-	45,514	28,747

Other[1]	374,276	165,023	539,299	267,920	5,812	-	1,086	274,818	264,481

Total[2]	$873,683	$1,298,595	$2,172,278	$400,032	$40,137	$1,254	$1,086	$442,509	$1,729,769

1

Includes Santa Elena, Black Fox, Karma Gold Stream, Highland Valley, El Pilar, Cortez Complex (Robertson Deposit), Troilus, CEZinc, Bracemac-McLeod, Gualcamayo, Thunder Creek, Mine Waste Solutions, Triangle Zone, Emigrant Springs, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, and others.

2	Stream, Royalty and Other Interests includes non-depletable assets of $37.8 million and depletable assets of $1,692.0 million.

As of and for the year ended December 31, 2021:

	COST			ACCUMULATED DEPLETION

In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion[1]	Impairment	Ending	Carrying Amount

Aurizona, Brazil	$11,091	$-	$11,091	$2,052	$815	$-	$2,867	$8,224

Chapada, Brazil	69,554	-	69,554	16,882	2,963	-	19,845	49,709

Diavik, Canada	53,134	-	53,134	43,220	3,372	-	46,592	6,542

Fruta del Norte, Ecuador	33,267	1	33,268	1,290	2,304	-	3,594	29,674

Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	5,818

Houndé, Burkina Faso	45,120	-	45,120	12,331	1,610	-	13,941	31,179

Hugo North Extension and Heruga, Mongolia	35,352	-	35,352	-	-	-	-	35,352

Relief Canyon, United States	26,441	-	26,441	2,907	4,624	-	7,531	18,910

Vale Royalties, Brazil	-	117,787	117,787	-	1,444	-	1,444	116,343

Vatukoula, Fiji	-	27,590	27,590	-	-	-	-	27,590

Yamana silver stream, Argentina	74,252	-	74,252	25,883	10,415	-	36,298	37,954

Other[2]	366,949	7,327	374,276	259,801	7,711	408	267,920	106,356

Total[3]	$720,978	$152,705	$873,683	$364,366	$35,258	$408	$400,032	$473,651

1

Depletion during the year ended December 31, 2021 in the Consolidated Statements of Income (loss) of $35.7 million is comprised of depletion expense for the year of $35.3 million, and $0.4 million from depletion in ending inventory as at December 31, 2020.

2

Includes Santa Elena, Black Fox, Karma Gold Stream, Bracemac-McLeod, Gualcamayo, Thunder Creek, Mine Waste Solutions, Triangle Zone, Emigrant Springs, Lobo-Marte, Agi Dagi & Kirazli,, HM Claim, and others. Stream, Royalty and Other interests that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

3	Stream, Royalty and Other Interests includes non-depletable assets of $53.9 million and depletable assets of $419.8 million.

B.  Significant Transactions

NOMAD

In August 2022, the Company closed its previously announced purchase of Nomad Royalty Company (“Nomad”) for consideration of approximately 74.4 million common shares to former Nomad shareholders. In addition, all outstanding stock options and warrant holders of Nomad received 1.21 Sandstorm stock option or warrant for each Nomad stock option or warrant previously held. The transaction has been accounted for as an asset acquisition, with capitalized costs of $534.2 million being determined by reference to the fair value of the net assets acquired. The other net assets acquired in the transaction included cash and cash equivalents, accounts receivable and other assets of approximately $24.3 million, accounts payable and accrued liabilities of $9.2 million and a revolving credit facility balance of $56.8 million.

Stream, royalty and other interests acquired include:

•

Blyvoor: Until 300,000 ounces have been delivered (“Initial Blyvoor Delivered Threshold”), Blyvoor Gold Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Sandstorm will make ongoing payments of $572 per ounce of gold delivered. On acquisition, the fair value ascribed to the interest was $106.2 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 29 years.

•

Bonikro: Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 ounces of gold have been delivered, then 2% thereafter. Under the stream agreement Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered. On acquisition, the fair value ascribed to the interest was

$37.8 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 4% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of eight years.

•

Caserones: Sandstorm will receive an effective 0.63% Net Smelter Returns (“NSR”) royalty on the Caserones mine when the copper price is above $1.25 per pound; the royalty varies at copper prices below $1.25 per pound. On acquisition, the fair value ascribed to the interest was $81.5 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 4% discount rate, a long-term copper price of $3.75 per pound and an estimated mine life of 18 years. Sandstorm acquired a 67.5% interest in Compañia Minera Caserones (“CMC”), which holds the Caserones Royalty. The non-controlling interest related to this entity was $27.6 million on acquisition, which was recorded in equity. Sandstorm consolidates the results of CMC on a 100% basis, with the proportionate share of net income (loss) and comprehensive income (loss) attributable to owners of the Company and non-controlling interest presented separately.

•

Cortez Complex (Robertson Deposit): Sandstorm will receive a 1.0% - 2.25% sliding scale NSR on the Cortez Complex (Robertson Deposit) mine. The Robertson Deposit is a development stage deposit that is part of the Cortex Mine Complex in the United States. At a gold price of less than $1,200 per ounce, the Company will receive a 1.0% NSR which will increase by 0.25% for every $200 increase in the price of gold to a maximum of 2.25% NSR at a gold price of $2,000 or greater. On acquisition, the fair value ascribed to the interest was $37.6 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 14 years.

•

Greenstone: The effective Gold Stream is 2.375% until 120,333 ounces of gold have been delivered, then 1.583% thereafter for an on-going per ounce cash payment of 20% of the spot price of gold. The Greenstone project is centered on a group of past-producing gold mines in the Geraldton-Beardmore district in Canada. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs. On acquisition, the fair value ascribed to the interest was $25.4 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 20 years.

•

Mercedes: The Company has the right to purchase 100% of silver produced for payment of 20% of the spot price of silver until 3.75 million ounces are delivered, and 30% of the silver produced thereafter. Sandstorm is also entitled to fixed deliveries of 1,000 ounces of gold per quarter, until 9,585 ounces of gold are delivered. On acquisition, the fair value ascribed to both interests was $33.2 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce, a long-term silver price of $22 per ounce and an estimated mine life of six years.

•

Platreef: The Company has the right to purchase 37.5% of gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter. Platreef is a development-stage project located in South Africa. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability of 80%. Sandstorm will make ongoing payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter. On acquisition, the fair value ascribed to the interest was $130.3 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 18 years. In September 2022, the Company remitted $56.3 million owed under the purchase agreement. This payment constituted the remaining up-front cash deposit required to be paid under the Gold Stream.

•

Gualcamayo: The Company acquired an NSR royalty on the Gualcamayo mine, located in Argentina. The oxides component of the Gualcamayo mine is in production. The deep carbonates project (“DCP”) component of the mine is at the pre-feasibility study stage of development. The details of the Gualcamayo royalty, including the DCP Commercial Production Payment, are as follows:

•

2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP component of the mine; the maximum aggregate amount payable under the Gualcamayo royalty is capped at $50 million;

•

1.5% NSR royalty on production from the DCP in perpetuity; and DCP commercial production payment of $30 million upon commencement of the DCP commercial production whereby the Company is entitled to be paid by Mineros Chile S.A. the DCP commercial production payment within five business days of commencement of the DCP commercial production (the “DCP Commercial Production Payment”). As at December 31, 2021, the DCP component of the Gualcamayo mine has not been declared in commercial production.

On acquisition, the fair value ascribed to the oxides NSR and DCP NSR were $2.2 million and $16.6 million, respectively, and both were determined using a discounted cash flow model. Key assumptions used in the analysis of the oxides NSR were a 4% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of three years. Key assumptions used in the analysis of the DCP NSR were a 10% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 10 years.

•

Troilus: The Troilus gold royalty consists of a 1% NSR royalty on all metals and minerals produced from 81 mining claims and one surveyed mining lease comprising the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the Frotêt-Evans Greenstone Belt in Québec, Canada and owned by Troilus Gold Corp. On acquisition, the fair value ascribed to the interest was $23.8 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 7% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 22 years.

BASECORE

In July 2022, the Company closed its previously announced purchase of a portfolio of Stream, royalty and other interests from BaseCore Metals LP (“BaseCore”). Sandstorm made a payment of $425 million in cash and issued approximately 13.5 million common shares of the Company to BaseCore. The transaction has been accounted for as an asset acquisition, with capitalized costs of $508.5 million being determined by reference to the fair value of the net assets acquired.

Stream, royalty and other interests acquired include:

•

Antamina: Sandstorm holds a 1.66% net profits interest (“NPI”) on all metals produced at the Antamina copper/zinc mine. On acquisition, the fair value ascribed to the interest was $352.1 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 4% discount rate, a long-term copper price of $3.75 per pound, a long-term zinc price of $1.20 per pound, a long-term silver price of $22 per ounce and an estimated mine life of 30 years.

•

El Pilar: Sandstorm holds a sliding scale gross returns royalty (“GRR”) after 85 million pounds of copper have been produced at the mine, located in Mexico. A 1.0% GRR rate is expected, increasing to a 2.0% GRR if Southern Copper defines Measured & Indicated Resources (inclusive of Reserves) greater than 3 billion copper equivalent pounds (“CuEq”). The royalty further increases to a 3.0% GRR if Measured & Indicated Resources (inclusive of Reserves) exceed 5 billion CuEq. On acquisition, the fair value ascribed to the interest was $14.0 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term copper price of $3.75 per pound and an estimated mine life of 17 years.

•

CEZinc: Sandstorm will receive 1.0% of zinc processed at the CEZinc smelter, located in Canada, until the later of June 30, 2030 or delivery of 68 million pounds of zinc. Sandstorm will make ongoing payments of 20% of the spot price of zinc for each delivery. On acquisition, the fair value ascribed to the interest was $43.9 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 4% discount rate, a long-term zinc price of $1.20 per pound and estimated deliveries until 2031.

•

Highland Valley: Sandstorm holds a 0.5% NPI on the Highland Valley mine, located in Canada. On acquisition, the fair value ascribed to the interest was $19.6 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 4% discount rate, a long-term copper price of $3.75 per pound and an estimated mine life of 19 years.

•

Horne 5: Sandstorm holds a 2.0% NSR royalty on the Horne 5 project. On acquisition, the fair value ascribed to the interest was $78.9 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 19 years.

HOD MADEN

In August 2022, the Company closed a previously announced transaction with Horizon Copper Corp. (“Horizon Copper”), including the sale of the Company’s 30% interest in the Hod Maden project to Horizon Copper, as further discussed in note 5, and the receipt of a $200 million Gold Stream on production from Hod Maden.

As part of the sale, Sandstorm transferred to Horizon its 30% interest in Hod Maden as well as $10 million in cash and a 25% equity stake in Entrée Resources Ltd. (“Entrée”). Consideration provided to Sandstorm by Horizon includes the $200 million Hod Maden Gold Stream, common shares of Horizon Copper, representing a 34% equity interest, and a secured convertible promissory note with a principal amount of $95 million, as further discussed in note 6.

Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price. Key assumptions used in the analysis were a 5.5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 15 years.

SANDBOX ROYALTIES

In June 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox for $65 million composed of 34 million common shares of Sandbox at a price of CAD0.70 per share, a $15 million cash payment and a 10-year secured convertible promissory note with a principal amount of $31.4 million. A gain of $22.7 million was recognized by Sandstorm on disposal of the royalties.

Royalties acquired by Sandbox include:

•	Hackett River: 2.0% NSR royalty on the Hackett River silver-zinc-copper development project in Nunavut, Canada owned by Glencore plc;

•	Prairie Creek: 1.2% NSR royalty on the Prairie Creek zinc-silver-lead development project in the Northwest Territories, Canada owned by NorZinc Ltd.;

•	Vittangi: 1.0% NSR royalty on the Vittangi graphite development project in Sweden owned by Talga Group Ltd.;

•	Mason: 0.4% NSR royalty on the Mason copper-gold development project in Nevada, USA owned by Hudbay Minerals Inc.;

•	Converse: 1.0% NSR royalty on the Converse gold development project in Nevada, USA owned by Waterton Global Resource Management LP.; and

•

1.0% NSR royalties on a portion of the Ajax copper-gold project in British Columbia, the Buffelsfontein gold project in South Africa and the Cuiu Cuiu gold project in Brazil, and a 2.0% NSR royalty on the Wiluna uranium project in Australia.

MERCEDES GOLD STREAM

In April 2022, the Company closed its previously announced $60 million financing package of Bear Creek to facilitate its acquisition of the producing Mercedes gold-silver mine (“Mercedes Mine”) in Mexico from Equinox Gold Corp. The financing package included a $37.5 million Gold Stream on the Mercedes Mine and a $22.5 million convertible debenture.

Under the terms of the Gold Stream, beginning in April 2022, Sandstorm agreed to purchase 25,200 ounces of gold over a 3.5 year period (the “Fixed Delivery Term”) and thereafter 4.4% of the gold produced from Mercedes Mine. During the Fixed Delivery Term, Sandstorm will make ongoing per ounce cash payment equal to 7.5% of the spot price of the gold. After the receipt of the fixed deliveries, the ongoing per ounce cash payment will increase to 25% of the spot price of the gold.

MING GOLD STREAM

On April 4, 2022, Rambler Metals & Mining PLC exercised its option to repurchase the Ming Gold Stream in exchange for a payment of $6.7 million in cash and 1,150 ounces of gold (the delivery of which is over the course of 18 months). A gain of $0.2 million was recognized by Sandstorm at the time of disposal.

5 – Investments in Associates

The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Hod Maden Interest	Entrée Resources Ltd.	Sandbox Royalties Corp.	Horizon Copper Corp.	Total Investments in Associates

At December 31, 2021	$63,313	$21,276	$-	$-	$84,589

Acquisition (disposal) of investment in associate	(52,645)	(20,633)	18,647	10,687	(43,944)

Capital investment	3,818	-	-	-	3,818

Company’s share of net loss of associate	(745)	(478)	-	-	(1,223)

Currency translation adjustments	(13,741)	(165)	-	-	(13,906)

At September 30, 2022	$-	$-	$18,647	$10,687	$29,334

HOD MADEN INTEREST, HORIZON COPPER AND ENTRÉE RESOURCES LTD.

In consideration for Sandstorm’s 30% interest in Hod Maden, its equity interest in Entrée Resources Ltd. and the contribution of $10 million in cash, Sandstorm received a Gold Stream on Hod Maden, a convertible promissory note with a principal amount of $95 million (further discussed in note 6) and an approximate 34% equity interest in Horizon Copper. As a result of this transaction and net of the $8.3 million owed to Horizon Copper for its deferred share of 2022 Hod Maden budget, the Company recognized a total gain of $24.9 million on the disposal of its Hod Maden investment in associate. The cumulative translation adjustment of $149.5 million previously recorded in other comprehensive income was reclassified to profit and loss at the time of disposal of this foreign operation and has been included in the calculation of the total gain on disposal.

As part of the above-mentioned transaction, on May 26, 2022, the Company sold its equity interest in Entrée Resources Ltd. (“Entrée”) to Horizon Copper in consideration for a $33.8 million promissory note. As a result, the Company recognized a gain of $12.5 million on the disposal of its investment in associate. This promissory note was extinguished in August 2022 as a part of the finalization of the sale of Hod Maden to Horizon Copper.

As a result of this transaction, Sandstorm’s position in Horizon Copper on a fully diluted basis is greater than 20%. As a result of this ownership position, the Company concluded that it has significant influence over Horizon Copper and as such, it is accounted for under the equity method. As at September 30, 2022, this position represents approximately 34% of the common shares of Horizon Copper on a non-diluted basis. The initial cost of the associate includes the fair value of the common shares held. The Company records its share of Horizon Copper’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.

SANDBOX ROYALTIES CORP.

On June 28, 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox as further discussed in note 4(b). As a result of this transaction, Sandstorm’s position on a fully diluted basis is greater than 20%. As a result of this ownership position, the Company concluded that it has significant influence over Sandbox and as such, it is accounted for under the equity method. As at September 30, 2022, this position represents approximately 20.1% of the common shares of Sandbox on a non-diluted basis. The initial cost of the associate includes the fair value of the common shares held. The Company records its share of Sandbox’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.

6 – Investments

As of and for the nine months ended September 30, 2022:

In $000s	Jan. 1, 2022	Additions	Disposals	Transfers	Fair Value Adjustment	Interest Revenue	Sep. 30, 2022

Short-term investments

Convertible debt instruments[1]	$-	$-	$-	$1,612	$-	$-	$1,612

Loans receivable[3]	5,001	-	(1,420)	-	-	236	3,817

Total short-term investments	$5,001	$-	$(1,420)	$1,612	$-	$236	$5,429

Non-current investments

Common shares[2]	$21,486	$8,149	$(4,733)	$-	$(9,091)	$-	$15,811

Warrants and other[1]	1,666	-	-	-	244	-	1,910

Convertible debt instruments[1]	904	104,971	(259)	(1,612)	1,018	-	105,022

Loans receivable[3]	-	33,781	(33,311)	-	-	(470)	-

Total non-current investments	$24,056	$146,901	$(38,303)	$(1,612)	$(7,829)	$(470)	$122,743

Total investments	$29,057	$146,901	$(39,723)	$-	$(7,829)	$(234)	$128,172

1	Fair value adjustment recorded within Net Income (loss) for the period.

2	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.

3	Interest revenue recorded within Net Income (loss) for the period.

In April 2022, the Company closed its previously announced financing package of Bear Creek. The financing package included a $22.5 million convertible debenture which bears an interest rate of 6% per annum and has a term of three years, which is measured at fair value through profit or loss. The transaction is further discussed in note 4(b).

In May 2022, the Company sold its equity interest in Entrée Resources Ltd. to Horizon Copper in consideration for a $33.8 million promissory note, measured at amortized cost. This promissory note was extinguished in August 2022 as a part of the finalization of the sale of Hod Maden to Horizon Copper. The transaction is further discussed in note 5.

In June 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox, as further discussed in note 4(b). The secured convertible promissory note, which is measured at fair value through profit and loss, has a principal amount of $31.4 million payable in 10 years, with a fair value at September 30, 2022 of $14.6 million.

In August 2022, the Company closed is previously announced sale of its 30% interest in Hod Maden, as further discussed in note 5. The convertible promissory note, which is measured at fair value through profit and loss, has a principal amount of $95 million payable in 10 years, with a fair value at September 30, 2022 of $70.7 million. The debenture is expected to bear an interest rate of SOFR plus 2% over a 10-year term, with a 3-year interest holiday. Principal repayments begin once Horizon Copper begins receiving cash flows from its 30% interest in the Hod Maden project. Prepayment of the debenture can occur at any time prior to maturity without penalty. Under the terms of the debenture, certain additional principal amounts may be made available under limited circumstances.

As of and for the nine months ended September 30, 2021:

In $000s	Jan. 1, 2021	Additions	Disposals	Transfers	Fair Value Adjustment	Interest Revenue	Sep. 30, 2021

Short-term investments

Convertible debt instruments[1]	$1,852	$-	$(1,722)	$-	$(130)	$-	$-

Loans receivable[3]	15	-	-	4,986	-	88	5,089

Total short-term investments	$1,867	$-	$(1,722)	$4,986	$(130)	$88	$5,089

Non-current investments

Common shares[2]	$28,416	$18,294	$(15,875)	$-	$(10,740)	$-	$20,095

Vale royalties financial instrument	-	-	(5,887)	-	5,887	-	-

Warrants and other[1]	1,143	-	(25)	-	782	-	1,900

Convertible debt instruments[1]	15,525	-	(12,472)	-	(2,088)	-	965

Loans receivable[3]	5,001	-	(189)	(4,986)	-	174	-

Total non-current investments	$50,085	$18,294	$(34,448)	$(4,986)	$(6,159)	$174	$22,960

Total investments	$51,952	$18,294	$(36,170)	$-	$(6,289)	$262	$28,049

1	Fair value adjustment recorded within Net Income (loss) for the period.

2	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.

3	Interest revenue recorded within Net Income (loss) for the period.

7 – Other Long-Term Assets

In $000s	As at September 30, 2022	As at December 31, 2021

Right of use asset, net of amortization	$2,002	$2,179

Deferred financing costs	4,149	2,616

Other	1,213	163

Total other long-term assets	$7,364	$4,958

8 – Trade and Other Receivables

In $000s	As at September 30, 2022	As at December 31, 2021

Trade receivables	$21,367	$11,760

Other receivables	2,975	384

Total Trade and Other Receivables	$24,342	$12,144

9 – Revolving Facility and Deferred Financing Costs

In July 2022, Sandstorm amended its revolving credit facility agreement allowing the Company to borrow up to $500 million with an additional uncommitted accordion of up to $125 million, for a total of up to $625 million (the “Revolving Facility”).

In August 2022, Sandstorm amended the Revolving Facility and exercised the full $125 million accordion feature allowing the Company to borrow up to $625 million.

The Revolving Facility is for general corporate purposes, from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, and Royal Bank of Canada (“the Syndicate”). The facility matures in October 2025, subject to an extension based on mutual consent of the parties.

The amounts drawn on the Revolving Facility are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. The Revolving Facility maintains its sustainability-linked incentive pricing terms that allow Sandstorm to reduce the borrowing costs from the interest rates described earlier as the Company’s performance targets are met.

Under the amendments to the Revolving Facility, Sandstorm is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the Revolving Facility) of less than or equal to 4.75:1.00 until March 31, 2023; less than or equal to 4.25:1.00 from April 1, 2023 to September 30, 2023; and 4.00:1.00 for each fiscal quarter after. The Company must also maintain an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter.

The Revolving Facility is secured against the Company’s assets, including the Company’s Stream, royalty and other interests and investments. As of September 30, 2022, the Company was in compliance with the covenants and the balance of the Revolving Facility was $524 million.

Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility. At September 30, 2022, deferred financing costs, net of accumulated amortization, was $4.1 million (December 31, 2020 — $2.6 million)

10 – Trade and Other Payables

In $000s	As at September 30, 2022	As at December 31, 2021

Accounts payable and accrued liabilities	$15,872	$2,234

Dividends payable	4,379	3,055

Withholding taxes payable	2,148	1,041

Other payables	9,150	1,017

Total Trade and Other Payables	$31,549	$7,347

11 – Share Capital and Reserves

A.  Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 6, 2023, to purchase up to 18.9 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

The Company’s at-the-market equity program expired in May 2022, without any shares being issued under the program.

The Company declared a dividend of CAD0.02 per share on March 31, 2022. The full amount of the dividend was paid in cash in April 2022. The Company declared a dividend of CAD0.02 per share on June 30, 2022. The full amount of the dividend was paid in cash in July 2022. The Company declared a dividend of CAD0.02 per share on September 29, 2022. The full amount of the dividend was recorded as a payable and included within trade and other payables as at September 30, 2022.

B.  Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s options and the changes for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD)[1]

Options outstanding at December 31, 2020	9,127,103	7.33

Granted	2,968,000	7.18

Exercised	(855,761)	(4.96)

Options outstanding at December 31, 2021	11,239,342	7.47

Granted[2]	2,018,148	7.33

Exercised	(526,761)	(5.37)

Expired	(2,250)	(15.00)

Options outstanding at September 30, 2022	12,728,479	7.53

1	For options which were exercisable in British Pounds Sterling, the exercise price was translated to Canadian Dollars (“CAD”) using the period end exchange rate.

2	Granted in conjunction with the acquisition of Nomad Royalties, which is further discussed in note 4(b).

The weighted average remaining contractual life of the options as at September 30, 2022 was 2.41 years (year ended December 31, 2021 — 3.26 years). The weighted average share price, at the time of exercise, for those shares that were exercised during the nine months ended September 30, 2022 was CAD8.50 per share (year ended December 31, 2021 — CAD7.74).

A summary of the Company’s options as of September 30, 2022 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)[1]	Exercise price per share (CAD)[1]

2022	603,457	603,457	1.66 – 5.50	5.40

2023	3,156,999	3,156,999	5.92 – 7.44	6.04

2024	3,188,023	2,712,361	1.66 – 12.40	7.90

2025	2,812,000	937,340	9.43	9.43

2026	2,968,000	-	7.18	-

	12,728,479	7,410,157		7.10

1	Weighted average exercise price of options that are exercisable.

C.  Share Purchase Warrants

A summary of the Company’s warrants and the changes for the period is as follows:

	Number of warrants	Shares to be issued upon exercise of warrants

Warrants outstanding at December 31, 2020 and December 31, 2021	-	-

Granted	21,991,846	2,661,012

Exercised	(2,419)	(292)

Warrants outstanding at September 30, 2022	21,989,426	2,660,720

A summary of the Company’s warrants as of September 30, 2022 is as follows:

Number outstanding	Exercise price per share	Expiry date

2,418,720	CAD $ 14.13	November 19, 2022

242,000	USD $ 8.97	May 13, 2024

2,660,720

The weighted average share price, at the time of exercise, for those warrants that were exercised during the nine months ended September 30, 2022 was CAD7.83 per share.

D.  Restricted Share Rights

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.

As of September 30, 2022, the Company had 1,944,267 RSRs outstanding.

E. Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s (except for shares and per share amounts)	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Net income attributable to Sandstorm’s shareholders for the period	$31,882	$6,622	$80,719	$20,227

Basic weighted average number of shares	242,122,336	194,656,452	208,939,032	194,790,503

Basic earnings per share	$0.13	$0.03	$0.39	$0.10

Effect of dilutive securities

Stock options	939,728	1,661,913	1,328,606	1,801,756

Restricted share rights	1,683,909	1,990,750	1,729,375	2,186,801

Diluted weighted average number of common shares	244,745,973	198,309,115	211,997,013	198,779,060

Diluted earnings per share	$0.13	$0.03	$0.38	$0.10

The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD7.62 during the three months ended September 30, 2022 (September 30, 2021 — CAD8.70) or CAD8.47 during the nine months ended September 30, 2022 (September 30, 2021 — CAD9.06).

	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Stock Options	7,620,909	4,241,250	4,327,424	4,241,250

Warrants	1,359,485	-	458,092	-

12 – Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Income before income taxes	$28,418	$10,977	$86,619	$33,256

Canadian federal and provincial income tax rates	27%	27%	27%	27%

Income tax expense based on the above rates	$7,673	$2,964	$23,387	$8,979

Increase (decrease) due to:

Non-deductible expenses and permanent differences	$543	$412	$1,352	$1,232

Non-taxable portion of capital gain or loss	(260)	(20)	(4,037)	288

Withholding taxes	606	758	2,242	1,674

Tax impact from Horizon Copper transaction	(11,977)	-	(11,977)	-

Change in unrecognized temporary differences and other	152	241	(4,866)	856

Income tax (recovery) expense	$ (3,263)	$4,355	$6,101	$13,029

13 – Administration Expenses

The administration expenses for the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Corporate administration	$1,024	$719	$2,749	$2,443

Employee benefits and salaries	604	471	3,823	1,532

Professional fees	586	245	1,204	771

Administration expenses before share-based compensation	$2,214	$1,435	$7,776	$4,746

Equity settled share-based compensation (a non-cash expense)	810	815	2,400	2,426

Total administration expenses	$3,024	$2,250	$10,176	$7,172

14 – Supplemental Cash Flow Information

In $000s	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Change in non-cash working capital:

Trade receivables and other	$(9,175)	$(2,493)	$(8,392)	$(2,108)

Trade and other payables	2,979	(438)	9,114	2,353

Net increase in cash	$(6,196)	$(2,931)	$722	$245

Significant non-cash transactions:

Financial instrument received on disposal of stream, royalty and other interests	$-	$-	$14,123	$-

Sandbox investment in associate received on disposal of stream, royalty and other interests	-	-	18,564	-

Financial instrument received on disposal of Entrée investment in associate	-	-	33,781	-

Common shares issued on acquisition of BaseCore portfolio of stream, royalty and other interests	(75,304)	-	(75,304)	-

Common shares issued on acquisition of Nomad portfolio of stream, royalty and other interests	(454,089)	-	(454,089)	-

Financial instruments received on disposal of Hod Maden investment in associate	68,348	-	68,348	-

Financial instrument disposed of on disposal of Hod Maden investment in associate	(33,311)	-	(33,311)	-

Horizon Copper investment in associate received on disposal of Hod Maden investment in associate	10,687	-	10,687	-

Common shares received in consideration of a convertible debenture payment	-	275	-	13,965

15 – Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2022	3 Months Ended Sep. 30, 2021	9 Months Ended Sep. 30, 2022	9 Months Ended Sep. 30, 2021

Salaries and benefits	$368	$346	$1,100	$1,041

Share-based payments	1,073	1,122	3,218	3,318

Total key management compensation expense	$1,441	$1,468	$4,318	$4,359

16 – Commitments and Contingencies

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)[1]

Black Fox	8%	$577

Blyvoor[2]	10% of first 160,000 ounces of gold produced per annum; 5% of any remaining annual production	$572

Bonikro[3]	6% until 39,000 ounces of gold are delivered, then 3.5% until 61,750 ounces of gold have been delivered, then 2% thereafter	$400

CEZinc[4]	1%	20% of zinc spot price

Chapada[5]	4.2%	30% of copper spot price

Entrée[6,7]	5.62% on Hugo North Extension and 4.26% on Heruga	$220

Greenstone[8]	2.375% until 120,333 ounces of gold have been delivered, then 1.583% thereafter	20% of gold spot price

Hod Maden[9]	20% until 405,000 ounces of gold have been delivered, then 12% thereafter	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter

Karma	1.625%	20% of gold spot price

Mercedes[10]	25,200 ounces of gold over 3.5 years and 4.4% thereafter 3,750,000 ounces of silver, and 30% of silver produced thereafter	Varies

Platreef[11]	37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter	Varies

Relief Canyon[12]	32,022 ounces over 5.5 years and 4% thereafter	Varies

Santa Elena	20%	$473

South Arturo	40%	20% of silver spot price

Vatukoula[13]	25,920 ounces over 5.5 years and 2.9% thereafter	20% of gold spot price

Woodlawn[14]	Varies	20% of silver spot price

Yamana silver stream[15]	20%	30% of silver spot price

1	Subject to an annual inflationary adjustment.

2

For the Blyvoor Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivered Threshold”), Blyvoor Gold Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

3

For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 ounces of gold have been delivered, then 2% thereafter. Under the stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

4	For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.

5

For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

6

For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

7

For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

8

For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone joint venture (100% basis), until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot gold price and to the extent the costs are incurred by the Greenstone joint venture, Sandstorm will pay the joint venture $30 per ounce to fund mine-level environmental and social programs.

9

Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

10

Under the terms of the Mercedes Gold Stream, after receipt of 25,200 gold ounces (the cost of which is 7.5% of the spot price), the Company is entitled to purchase 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the Mercedes silver stream, until 3,750,000 ounces of silver have been delivered under the contract (the cost of which is 20% of the spot price of silver), the Company is entitled to purchase 100% of silver produced with a minimum annual delivery requirement of 300,000 ounces per annum. After 3,750,000 ounces of silver have been delivered under the contract, the Company is entitled to purchase 30% of silver produced (the cost of which is 20% of the spot price of silver).

11

Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.

12

For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

13

Under the terms of the Vatukoula stream, after receipt of 25,920 gold ounces (the cost of which is 20% of the spot price), the Company is entitled to purchase 2.9% for the first 100,000 ounces of gold produced in a calendar year, and 2.55% for the volume of production above 100,000 ounces.

14

For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at A$27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm A$1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of A$10 million.

15

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Contractual obligations related to bank debt and interest are as follows:

In $000’s	Less than one year	1-3 years	4-5 years	Total

Bank debt[1]	$-	$524,000	$-	$524,000

Interest[2]	38,192	68,740	-	106,932

	$38,192	$592,740	$-	$630,932

1

As at September 30, 2022, the Company had $524 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on October 6, 2025, assuming no extension periods.

2

The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the Revolving Facility and the Company’s leverage ratio. The interest charges have been estimated based on assumptions of the Company’s future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company’s ESG targets are met. The interest charges have estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at September 30, 2022, does not change until the debt maturity date.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

As part of the Horizon Copper transaction, the Company agreed to make available certain additional funds to Horizon Copper subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at the secured overnight financing rate plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon Copper facility is August 31, 2032 and is convertible to Horizon Copper shares at the option of the Company or Horizon Copper (provided that no conversion will be effected if it would result in the Corporation holding a greater than 34% equity interest in Horizon Copper). No amounts have been drawn to-date. As of September 30, 2022, the Company had signed a 10-year lease for office space which commences in the second quarter of 2023. A portion of this space will be sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are $15.0 million over the lease term.

As part of the previously announced purchase of Nomad Royalty Company further described in Note 4, the Company acquired a Gold Stream on Greenstone. Pursuant to the Greenstone agreement, the Company completed the final deposit of $81.7 million on October 3, 2022.

17 – Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended September 30, 2022:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairments	Gain on disposal of stream, royalty and other interests and Other	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru[1]	Various	$-	$3,490	$-	$2,862	$-	$-	$628	$-

Aurizona, Brazil	Gold	-	1,922	-	110	-	-	1,812	1,472

Blyvoor, South Africa	Gold	859	-	627	262	-	-	(30)	859

Bonikro, Cote D’Ivoire	Gold	1,846	-	1,639	1,100	-	-	(893)	1,679

Caserones, Chile	Copper	-	1,185	-	492	-	-	693	2,309

Chapada, Brazil	Copper	2,754	-	828	614	-	-	1,312	1,926

Diavik, Canada	Diamonds	-	1,634	-	585	-	-	1,049	1,234

Fruta del Norte, Ecuador	Gold	-	1,244	-	491	-	-	753	1,030

Houndé, Burkina Faso	Gold	-	1,283	-	479	-	-	804	749

Mercedes, Mexico[2]	Various	5,718	-	1,187	3,461	-	-	1,070	3,901

Relief Canyon, United States	Gold	1,624	-	-	833	-	-	791	1,624

Vale Royalties, Brazil	Iron Ore	-	1,285	-	618	-	-	667	-

Vatukoula, Fiji	Gold	1,216	-	245	671	-	-	300	971

Yamana silver stream, Argentina	Silver	5,805	-	1,727	2,827	-	-	1,251	4,077

Other[3]	Various	4,493	2,593	1,058	2,604	421	-	3,003	5,260

Total Segments		$24,315	$14,636	$7,311	$18,009	$421	$-	$13,210	$27,091

Corporate:

Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(4,387)	$(2,758)

Foreign exchange loss		-	-	-	-	-	-	(1,053)	-

Gain on revaluation of investments		-	-	-	-	-	-	1,932	-

Finance (expense) income, net		-	-	-	-	-	-	(6,099)	989

Gain on disposal of investment in associate		-	-	-	-	-	(24,906)	24,906	-

Other		-	-	-	-	-	91	(91)	(232)

Total Corporate		$-	$-	$-	$-	$-	$(24,815)	$15,208	$(2,001)

Consolidated		$24,315	$14,636	$7,311	$18,009	$421	$(24,815)	$28,418	$25,090

1	Royalty revenue from Antamina consists of $2.3 million from copper, $0.2 million from silver and $1.0 million from other base metals.

2	Revenue from Mercedes consists of $4.7 million from gold and $1.0 million from silver.

3

Where a Stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Highland Valley, Santa Elena, Black Fox, Karma Gold Stream, CEZinc, Bracemac-McLeod, Gualcamayo, Thunder Creek, Mine Waste Solutions, Triangle Zone, Emigrant Springs, HM Claim, and others. Includes revenue from Stream and royalty interests located in Canada of $5.3 million, Mexico of $1.0 million and other of $0.8 million. Includes revenue from gold of $4.0 million, other base metals of $2.4 million and copper of $0.7 million.

For the three months ended September 30, 2021:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Income (loss) before taxes	Cash flows from operating activities

Aurizona, Brazil	Gold	$-	$1,950	$-	$202	$1,748	$1,970

Chapada, Brazil	Copper	4,131	-	1,284	779	2,068	2,847

Diavik, Canada	Diamonds	-	1,130	-	703	427	640

Fruta del Norte, Ecuador	Gold	-	1,550	-	766	784	1,319

Houndé, Burkina Faso	Gold	-	1,005	-	275	730	280

Relief Canyon, United States	Gold	3,501	-	-	1,667	1,834	3,501

Vale Royalties, Brazil	Iron Ore	-	2,600	-	738	1,862	-

Yamana silver stream, Argentina	Silver	4,181	-	1,257	1,632	1,292	2,924

Other[1]	Various	5,066	2,482	1,159	1,856	4,533	6,251

Total Segments		$16,879	$10,717	$3,700	$8,618	$15,278	$19,732

Corporate:

Administration & Project evaluation expenses		$-	$-	$-	$-	$(3,729)	(2,084)

Foreign exchange loss		-	-	-	-	(189)	-

Gain on revaluation of investments		-	-	-	-	209	-

Finance (expense) income, net		-	-	-	-	(363)	(5)

Other		-	-	-	-	(229)	271

Total Corporate		$-	$-	$-	$-	$(4,301)	$(1,818)

Consolidated		$16,879	$10,717	$3,700	$8,618	$10,977	$17,914

1

Where a Stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes revenue from Santa Elena, Black Fox, Karma Gold Stream, Bracemac-McLeod, Gualcamayo, Thunder Creek, Mine Waste Solutions, Triangle Zone, Emigrant Springs, HM Claim, and others. Includes revenue from Stream and royalty interests located in Canada of $3.3 million, Mexico of $2.8 million, Argentina of $0.2 million and other of $1.2 million. Includes revenue from gold of $6.0 million, other base metals of $0.9 million and copper of $0.6 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

For the nine months ended September 30, 2022:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairments	Gain on disposal of stream, royalty and other interests and Other	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru[1]	Various	$-	$3,490	$-	$2,862	$-	$-	$628	$-

Aurizona, Brazil	Gold	-	5,196	-	281	-	-	4,915	6,196

Blyvoor, South Africa	Gold	859	-	627	262	-	-	(30)	859

Bonikro, Cote D’Ivoire	Gold	1,846	-	1,639	1,100	-	-	(893)	1,679

Caserones, Chile	Copper	-	1,185	-	492	-	-	693	2,309

Chapada, Brazil	Copper	13,508	-	4,059	2,482	-	-	6,967	9,449

Diavik, Canada	Diamonds	-	6,842	-	1,768	-	-	5,074	6,642

Fruta del Norte, Ecuador	Gold	-	4,810	-	1,727	-	-	3,083	3,435

Houndé, Burkina Faso	Gold	-	4,391	-	1,582	-	-	2,809	2,262

Mercedes, Mexico[2]	Various	7,923	-	1,351	4,786	-	-	1,786	5,942

Relief Canyon, United States	Gold	7,419	-	-	3,454	-	-	3,965	7,419

Vale Royalties, Brazil	Iron Ore	-	6,363	-	1,965	-	-	4,398	4,529

Vatukoula, Fiji	Gold	4,503	-	899	2,348	-	-	1,256	3,604

Yamana silver stream, Argentina	Silver	21,729	-	6,499	9,216	-	-	6,014	15,231

Other[3]	Various	12,348	7,872	2,788	5,812	1,086	(23,437)	33,971	17,179

Total Segments		$70,135	$40,149	$17,862	$40,137	$1,086	$(23,437)	$74,636	$86,735

Corporate:

Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(17,662)	$(12,816)

Foreign exchange loss		-	-	-	-	-	-	(650)	-

Gain on revaluation of investments		-	-	-	-	-	-	1,262	-

Finance (expense) income, net		-	-	-	-	-	-	(7,140)	824

Gain on disposal of investment in associate		-	-	-	-	-	(37,396)	37,396	-

Other		-	-	-	-	-	1,223	(1,223)	5,907

Total Corporate		$-	$-	$-	$-	$-	$(36,173)	$11,983	$(6,085)

Consolidated		$70,135	$40,149	$17,862	$40,137	$1,086	$(59,610)	$86,619	$80,650

1	Royalty revenue from Antamina consists of $2.3 million from copper, $0.2 million from silver and $1.0 million from other base metals.

2	Revenue from Mercedes consists of $6.9 million from gold and $1.0 million from silver.

3

Where a Stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Highland Valley, Santa Elena, Black Fox, Karma Gold Stream, CEZinc, Bracemac-McLeod, Gualcamayo, Thunder Creek, Mine Waste Solutions, Triangle Zone, Emigrant Springs, HM Claim, and others. Includes revenue from Stream and royalty interests located in Canada of $12.2 million, Mexico of $4.6 million and other of $3.4 million. Includes revenue from gold of $14.7 million, other base metals of $3.9 million and copper of $1.6 million.

For the nine months ended September 30, 2021:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Gain on revaluation of Vale Royalties financial instrument	Stream, royalty and other interests impairments	Income (loss) before taxes	Cash flows from operating activities

Aurizona, Brazil	Gold	$-	$6,547	$-	$627	$-	$-	$5,920	$7,097

Chapada, Brazil	Copper	11,194	-	3,362	2,216	-	-	5,616	7,832

Diavik, Canada	Diamonds	-	3,393	-	2,733	-	-	660	2,913

Fruta del Norte, Ecuador	Gold	-	4,800	-	1,735	-	-	3,065	3,313

Houndé, Burkina Faso	Gold	-	3,128	-	1,346	-	-	1,782	3,708

Relief Canyon, United States	Gold	8,111	-	-	3,581	-	-	4,530	8,111

Vale Royalties, Brazil	Iron Ore	-	2,798	-	778	(5,887)	-	7,907	-

Yamana silver stream, Argentina	Silver	20,192	-	6,057	8,092	-	-	6,043	14,135

Other[1]	Various	16,453	8,423	3,719	6,243	-	408	14,506	20,780

Total Segments		$55,950	$29,089	$13,138	$27,351	$(5,887)	$408	$50,029	$67,889

Corporate:

Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(13,117)	$(8,198)

Foreign exchange loss		-	-	-	-	-	-	(351)	-

Loss on revaluation of investments		-	-	-	-	-	-	(1,436)	-

Finance (expense) income, net		-	-	-	-	-	-	(1,143)	63

Other		-	-	-	-	-	-	(726)	1,880

Total Corporate		$-	$-	$-	$-	$-	$-	$(16,773)	$(6,255)

Consolidated		$55,950	$29,089	$13,138	$27,351	$(5,887)	$408	$33,256	$61,634

1

Where a Stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes revenue from Santa Elena, Black Fox, Karma Gold Stream, Bracemac-McLeod, Gualcamayo, Thunder Creek, Mine Waste Solutions, Triangle Zone, Emigrant Springs, HM Claim, and others. Includes revenue from Stream and royalty interests located in Canada of $10.6 million, Mexico of $8.8 million, Argentina of $0.8 million and other of $4.7 million. Includes revenue from gold of $20.1 million, other base metals of $2.7 million and copper of $2.1 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

Total assets as of:

In $000s	September 30, 2022	December 31, 2021

Antamina	$342,855	$-

Aurizona	9,843	11,124

Blyvoor	106,045	-

Bonikro	36,840	-

Caserones	84,031	-

Chapada Copper	47,234	49,709

Diavik	6,174	7,742

Fruta del Norte	29,447	31,174

Greenstone	25,430	-

Horne 5	78,929	-

Hod Maden[1]	206,776	69,131

Houndé	30,797	31,179

Hugo North Extension and Heruga[2]	35,352	56,628

Mercedes	67,697	-

Platreef	186,527	-

Relief Canyon	15,456	18,910

Vale	119,612	120,543

Vatukoula	28,370	27,716

Yamana silver stream	28,747	37,954

Other[3]	266,626	108,229

Total Segments	$1,752,788	$570,039

Corporate:

Cash and cash equivalents	$7,126	$16,166

Investments	128,172	29,057

Investments in associates[4]	29,334	-

Other assets	10,851	5,596

Total Corporate	$175,483	$50,819

Consolidated	$1,928,271	$620,858

1	Includes Stream and royalty interests of $206.8 million at September 30, 2022. Includes royalty interest of $5.8 million and investment in associate of $63.3 million at December 31, 2021.

2	Includes Stream interest of $35.4 million at September 30, 2022. Includes Stream interest of $35.4 million and investment in associate of $21.3 million at December 31, 2021.

3

Where a Stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Includes Santa Elena, Black Fox, Karma Gold Stream, Highland Valley, El Pilar, Cortez Complex (Robertson Deposit), Troilus, CEZinc, Bracemac-McLeod, Gualcamayo, Thunder Creek, Mine Waste Solutions, Triangle Zone, Emigrant Springs, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, and others. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

4	Includes Sandbox Royalties Corp. and Horizon Copper Corp. investments in associates.

18 – Subsequent Events

Equity Financing

On October 4, 2022, the Company completed a public offering of 18,055,000 common shares at a price of $5.10 per common share, for gross proceeds of $92.1 million. In connection with the offering, the Company paid agent fees of $4.6 million, representing 5% of the gross proceeds. Upon closing of the equity financing, the majority of the net proceeds were used to reduce amounts drawn under the Company’s Revolving Facility.

Greenstone

In October 2022, upon the satisfaction of certain condition precedents, the Company remitted $81.7 million owed under the Greenstone Gold Stream agreement. This payment constituted the remaining up-front cash deposit required to be paid under the Gold Stream.

Vatukoula

In November 2022 and in consideration for $15.9 million, Sandstorm agreed to decrease the deliveries owed under the Vatukoula gold mine gold purchase agreement by approximately 45%. Accordingly, under the amended Gold Stream, the Company has agreed to purchase 11,022 ounces of gold over a 4.5-year period beginning in January 2023 and thereafter 1.2%–1.4% of the gold produced from Vatukoula Gold Mines PTE Limited’s underground gold mine located in Fiji for ongoing per ounce cash payment equal to 20% of the spot price of the gold.